Registration No. 333-55230
                                                                      811-10295
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Pan-American Assurance Company Variable Life Separate Account
    (Exact  Name  of  Trust)

B.  Pan-American Assurance Company
    (Name  of  Depositor)

C.  Pan-American Life Center
    601 Poydras Street
    New Orleans, Louisiana 70130
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:

    William Thiel Steen
    Vice President, General Counsel and Corporate Secretary
    Pan-American Life Insurance Company
    Corporate Legal, 12th Floor
    601 Poydras Street
    New Orleans, Louisiana 70130

    Copies  to:

    Judith A. Hasenauer
    Blazzard, Grodd & Hasenauer, P.C.
    4401 West Tradewinds Avenue, Suite 207
    Fort Lauderdale, Florida 33308
    (954) 771-6667

E.  Flexible Premium Adjustable Variable Life Insurance Policy

    (Title and amount of  securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.



--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1(a)          Other Information

 (b)          The Flexible Premium Adjustable Variable Life Insurance Policy

2             Other Information - Pan-American

3             Not Applicable

4             Other Information

5             Other Information

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases; Separate Account and Separate Account Fund Choices;
              Access to Your Cash Surrender Value

11            Separate Account and Separate Account Fund Choices

12            Separate Account and Separate Account Fund Choices

13            Expenses

14            Purchases

15            Purchases

16            Purchases; Separate Account and Separate Account Fund Choices

17            Access to Your Cash Surrender Value

18            Access to Your Cash Surrender Value

19            Reports to Owners

20            Not Applicable

21            Access to Your Cash Surrender Value

22            Not Applicable

23            Not Applicable

24            Other Information

25            Other Information - Pan-American

26            Expenses

27            Other Information - Pan-American

28            Other Information - Executive Officers and Directors

29            Other Information - Pan-American

30            Other Information - Pan-American

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Separate Account and Separate Account Fund Choices; Other
              Information

46            Purchases; Access to Your Cash Surrender Value

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51 Other Information; Purchases; Pan-American; The Flexible Premium Adjustable Variable Life Insurance Policy

52            Investment Options

53            Other Information

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements


           FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
                                    ISSUED BY
                   PAN-AMERICAN VARIABLE LIFE SEPARATE ACCOUNT
                                       AND
                         PAN-AMERICAN ASSURANCE COMPANY

         This Prospectus describes the Flexible Premium Adjustable Variable Life Insurance Policy (Policies) offered by Pan-American Assurance Company (Pan-American).

         The Policy is a Life Insurance Policy and has been designed to be used to create or conserve one's estate, retirement planning and other insurance needs of individuals and businesses.

         The Policy has 27 investment choices - a Fixed Account and 26 Separate Account Funds listed below.



         When you buy a Policy, to the extent you have selected Separate Account Funds, you bear the complete investment risk. Your Accumulated Value in the Policy, when based on the investment experience of the Separate Account Funds, is variable and may increase or decrease. The duration or amount of the Death Benefit may be fixed or may vary depending on the investment experience and the Death Benefit Option selected.

         You can put your Premiums into our Fixed Account and/or any of the following Separate Account Funds:

MFS Variable Insurance Trust

Advised by MFS Management, Inc.

MFS Money Market  Series - Initial Class
MFS Total Return Series - Service Class
MFS Investors Trust Series - Service Class (growth with income)(formerly, MFS Growth with Income Series - Service Class)
MFS Emerging Growth Series - Service Class
MFS Investors Growth Stock Series - Service Class (formerly, MFS Growth Series - Service Class)
MFS Utilities Series - Service Class
MFS Mid Cap Growth Series - Service Class

INVESCO Variable Investment Funds

Advised by Invesco Funds Group, Inc.
INVESCO Blue Chip Growth Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Health Sciences Fund
INVESCO Financial Services Fund
INVESCO Dynamics Fund (mid cap growth)
INVESCO Equity Income Fund Berger Institutional Products Trust

Advised by Berger, LLC

Berger IPT - Large Cap Growth Fund
Berger IPT - Small Company Growth Fund
Berger IPT - International Fund
(sub-advised by Bank of Ireland Asset Management (U.S.), Limited)
Berger IPT - New Generation Fund (mid cap growth)

J.P. Morgan Series Trust II

Advised by J.P. Morgan Investment Management, Inc.

J.P. Morgan Bond Portfolio
J.P. Morgan U.S. Disciplined Equity Portfolio
J.P. Morgan Small Company Portfolio
J.P. Morgan International Opportunity Portfolio

Dreyfus Investment Portfolios

Advised by Founder Assets Management, LLC

Dreyfus Investment Portfolios - Founders Growth Portfolio
Dreyfus Investment Portfolios - Founders Discovery Portfolio (small value) Dreyfus Investment Portfolios - Founders Passport Portfolio (small cap growth) Dreyfus Investment Portfolios - Founders International Equity Portfolio (large cap growth)

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Please read this Prospectus before investing and keep it on file for future reference. It contains important information about the Pan-American Flexible Premium Adjustable Variable Life Insurance Policy. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains information regarding companies that file electronically with the Commission.

The Policies:
        o         are not bank deposits
        o         are not federally insured
        o         are not endorsed by bank or government agency
        o         are not guaranteed and may be subject to loss of principal

                                                                          Date:

                                TABLE OF CONTENTS

DEFINITIONS...................................................................
SUMMARY  .....................................................................
         The Flexible Premium Adjustable Variable Life Insurance Policy.......
         Purchases............................................................
         Investment Choices...................................................
         Death Benefit........................................................
         Taxes    ............................................................
         Access to Your Cash Surrender Value..................................
         Other Information....................................................
EXPENSES .....................................................................
         Premium Expense Charges..............................................
         Monthly Deduction ...................................................
         The Cost of Insurance Charge.........................................
         Cost of Insurance Rates .............................................
         Administrative Charge................................................
         Selection and Issue Charge...........................................
         Asset Charge.........................................................
         Rider Charges........................................................
         Surrender Charges....................................................
         Transfer Charge Expenses.............................................
         Taxes    ............................................................
         Separate Account Fund Expenses.......................................
PART I - THE VARIABLE LIFE INSURANCE POLICY...................................
PURCHASES.....................................................................
         Payment of Premiums..................................................
         Allocation of Net Premiums...........................................
         Grace Period.........................................................
         Insufficient Cash Surrender Value....................................
         Reinstatement........................................................
         Right To Refund......................................................
THE SEPARATE ACCOUNT AND SEPARATE ACCOUNT FUND CHOICES........................
         Substitution and Limitations on Further Investments..................
         Transfers............................................................
         Telephone Transfers..................................................
         Dollar Cost Averaging................................................
         Asset Rebalancing....................................................
         Accumulation Unit Values.............................................
FIXED ACCOUNT.................................................................
DEATH BENEFIT.................................................................
         Change in Death Benefit Option.......................................
         Change in Specified Amount...........................................
TAXES    .....................................................................
         Life Insurance in General............................................
         Taking a Distribution From Your Policy...............................
         Diversification......................................................
ACCESS TO YOUR CASH SURRENDER VALUE...........................................
         Full Surrender.......................................................
         Effect of a Partial Surrender on Your Specified Amount...............
LOANS    .....................................................................
         Loan Interest (Charged)..............................................
         Loan Interest (Credited).............................................
         Loan Repayment.......................................................
OTHER INFORMATION.............................................................
         Pan-American.........................................................
         Riders   ............................................................
         Paid-Up Insurance....................................................
         Optional Methods of Settlement.......................................
         General Policy Provisions...........................................
         Distributors.........................................................
         Suspension of Payments or Transfers..................................
         Ownership............................................................
         Beneficiary..........................................................
         Executive Officers and Directors.....................................
         Voting   ............................................................
         Disregard of Voting Instructions.....................................
         Legal Opinions.......................................................
         Federal Tax Status...................................................
         Reports to Owners....................................................
         Legal Proceedings....................................................
         Experts  ............................................................
         Financial Statements.................................................
APPENDIX A
         ILLUSTRATIONS OF POLICY VALUES.......................................
APPENDIX B
         EXAMPLES OF CALCULATIONS OF SURRENDER CHARGE ........................

                                   DEFINITIONS

Accumulated Value: The sum of your Policy values in the Separate Account Funds, the Fixed Account and the Loan Account.

Accumulation Unit: A unit of measure used to calculate your Accumulated Value in the Separate Account Funds.

Age: Issue Age is the age of the Insured on Insured's nearest birthday on the Policy Date. Attained Age is the Insured's Issue Age plus the number of completed Policy Years as of the date for which age is being determined.

Beneficiary: The person or persons named in the application or at a later date to receive the Death Benefit under the Policy or any rider(s).

Business Day: Each day that the New York Stock Exchange and We are open for business. The Separate Account will be valued each Business Day.

Cash Surrender Value:  Your Accumulated Value less any Surrender Charge.

Death Benefit: The amount used to determine the proceeds payable upon the death of the Insured.

Effective Date of Coverage: The effective date of coverage under this policy shall be as follows:

o The Policy Date shall be the effective date for all coverage provided in the application.

o For any increase or addition to coverage, the effective date shall be the Monthly Anniversary Day on which we first charge for the coverage.

o    For any insurance that has been reinstated, the effective date shall be The
     Monthly   Anniversary  Day  on  which  we  resume   assessing  the  Monthly
     Deductions.

Fixed Account: A portion of the General Account into which you can allocate Net Premiums or transfer Accumulated Values. It does not share in the investment experience of the Separate Account.

General Account: Our general investment account, which includes the Fixed Account and the Loan Account, contains our assets with the exception of the Separate Account and other segregated asset accounts.

Grace Period: The period we provide you to make a payment of a premium sufficient to cover the Monthly Deduction when your Cash Surrender Value becomes insufficient to keep your Policy in force.

Indebtedness: Unpaid Policy loans plus unpaid Policy loan interest.

Insured: The person whose life is insured under the Policy.

Loan Account: An account established within our General Account for any amounts transferred from the Fixed Account and the Separate Account as a result of loans. The Loan Account is credited with interest and is not based on the experience of any Separate Account.

Maturity Date: The Policy Anniversary nearest the Insured's 100th birthday. If increases in the Specified Amount or other Policy charges result in multiple Maturity Dates, the Maturity Date will then be modified to be the first of all such Maturity Dates.

Monthly Anniversary Day: The same day of each month as the Policy Date for each succeeding month the Policy remains in force. If the Monthly Anniversary Day falls on a day that is not a Business Day, any Policy transaction due as of that day will be processed the first Business Day following such date.

Monthly Deduction: The amount we deduct from your Accumulated Value each month which covers some of the costs associated with your Policy.

Net Premium: We deduct a Premium Expense Charge from each Premium paid. The Net Premium is the Premium paid less the Premium Expense Charge.

Owner: The person entitled to all the ownership rights under the Policy. If Joint Owners are named, all references to you or Owner shall mean Joint Owners.

Policy: The Policy includes the basic policy, applications and any riders or endorsements.

Policy Anniversary: The same month and day as the Policy Date for each succeeding year the Policy remains in force. If the Policy Anniversary falls on a day that is not a Business Day, any Policy transaction due as of that day will be processed the first Business Day following such date.

Policy Date: The Policy Date is the day set by us or agreed to by us from which Policy Months and Policy Anniversaries are determined.

Policy Month: The one-month period from the Policy Date to the same date of the next month, or from one Monthly Anniversary Day to the next.

Policy Year: The one year period from the Policy Date to the first Policy Anniversary or from one Policy Anniversary to the next.

Premium: A payment you make towards the Policy and that does not re-pay any Indebtedness.

Premium Expense Charge: We deduct a Premium Expense Charge from each Premium Payment. It is your Premium Payment less the Premium Expense Charge which is allocated to the Fixed Account or Separate Account.

Separate Account: A segregated asset account maintained by us in which a portion of our assets has been allocated for the Policies as well as other policies.

Separate Account Funds: Those investment options available through the Separate Account.

Specified Amount: A dollar amount used to determine the death benefit of your policy. This amount is chosen by you. You can increase and decrease the Specified Amount subject to the terms of your Policy. The initial Specified Amount is that amount in place on the Policy Date.

We, Us, Our, and Ours:   Pan-American Assurance Company.

You, Your, and Yours:   The Owner of the Policy.

                                     SUMMARY

The Flexible Premium Adjustable Variable Life Insurance Policy: The Flexible Premium Adjustable Variable Life Insurance Policy offered by Pan-American is a contract between you, the Owner, and Pan-American, a life insurance company.

The Policy provides for life insurance coverage on the person Insured and provides for the payment of the Death Benefit to your selected Beneficiary upon the death of the Insured, which generally shall be excludable from the gross income of the Beneficiary. The Insured can be the same person as the Owner, but does not have to be.

Under the Policy, the Minimum Initial Premium is due on or before coverage under a Policy can begin. You may thereafter, subject to certain limitations, make Premium payments, in any amount and any frequency. The Policy provides an Accumulated Value, surrender rights, loan privileges and other features traditionally associated with life insurance.

The Policy can lapse (terminate without value) when the Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period of 65 days has expired without an adequate payment being made.

You should consult your Policy for further understanding of its terms and conditions and for any state-specific provisions and variances that may apply to your Policy.

Purchases:  You can  buy  the  Policy  by  completing  the  proper  forms.  Your
Registered Representative can help you. The Minimum Initial Premium we will accept will be computed for you with respect to the Specified Amount you have requested. In some circumstances, we may contact you for additional information regarding the Insured and may require the Insured to provide us with medical records, a physician's statement or a complete medical examination.

The Policy is a flexible premium adjustable variable life insurance policy and, unlike traditional insurance policies, there is no fixed schedule for Premium payments after the initial premium. Under most circumstances it is anticipated that you will need to make additional Premium payments, after the initial premium, to keep the Policy in force. You can arrange with us to make Planned Premium Payments.

Investment Choices: You may invest in the Fixed Account or in any or all of the Separate Account Funds which are listed in the "Separate Account and Separate Account Fund Choices" section below and which are more fully described in the prospectuses for the Separate Account Funds.

Death Benefit: The amount of the Death Benefit depends on many factors, as explained on page ____. The actual amount payable to your Beneficiary is the Death Benefit less any Indebtedness.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the Death Benefit. You may change your Beneficiary at any time, unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

Taxes: Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the Death Benefit paid under the Policy should generally be excludable from the gross income of the Beneficiary; however, Qualified plans are typically an exception to this. Your earnings in the Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC) as defined in the Internal Revenue Code. Proceeds taken out of a MEC are considered to come from earnings first and are includable in taxable income. If you are younger than 59 1/2 when you take proceeds out of a MEC, you may also be subject to a 10% Federal tax penalty on the earnings withdrawn.

Access to Your Cash Surrender Value: You can terminate your Policy at any time and we will pay you the Cash Surrender Value of your Policy less any Indebtedness. After the first Policy Year, you may surrender a part of your Cash Surrender Value subject to the requirements of the Policy. When you terminate your Policy, we will assess a Surrender Charge, and when you make a Partial Surrender, we may assess a Partial Surrender Charge.

You can also borrow from us using your Policy as collateral.

Other Information:

Right to Examine Policy: Within 20 days (or longer if required in your state) after the Policy is received, it may be cancelled for any reason by delivering or mailing it to our Home Office or the Registered Representative through whom it was purchased. This means that your letter to us must be postmarked no later than 20 days after you receive the policy. In most states, we will refund to you your Premiums paid or Accumulated Value plus any charges we deducted from your Premium payment. This amount may be more or less than your Premium payment. If you reside in a state that requires us to refund your Premium payment, then all of your Premium payments are directed into the Fixed Account during the Right to Examine Policy Period. In these cases, at the end of the Right to Examine Policy Period, the Accumulated Value is reallocated in accordance with your Premium allocation instructions on record.

Who should purchase this life insurance Policy? This life insurance Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their Policies through investment in the Separate Account Funds.

This life insurance Policy offers individuals the ability to:

                  1.     create or conserve one's estate;
                  2.     supplement retirement income;
                  3. access Separate Account Funds through loans and surrenders.

This life insurance Policy offers businesses the ability to:

                  1.     protect the business in the event a key employee dies;
                  2.     provide debt protection for business loans;
                  3. create a fund for employee benefits, buy-outs and future business needs.

If you currently own a variable insurance policy on the life of the Insured, you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of the Insured.

Inquiries: If you need more information about buying a Policy or if you need Policy Owner service (such as to change Policy information, to inquire into Policy values or to make a loan), please contact us at our Home Office:

                         Pan-American Assurance Company
                         Pan-American Life Center
                         601 Poydras Street
                          New Orleans, Louisiana 70130
                         1-877-WEWILL-0 (1-877-929-4550)

Reproposals: You can request that we prepare for you information on modifications to your Policy once it has been issued to you. These requests can be made to us at our Home Office directly by you or by your Registered Representative. We have reserved the right in the Policy to assess up to $100 to reimburse us for the costs associated with preparing such Reproposals.

EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

Premium Expense Charges

We deduct a Premium Expense Charge from each Premium payment that you make. Any portion of a payment which is applied to repay a loan will not be subject to a Premium Expense Charge. (See "Loans - Loan Repayment" below.) The Premium Expense Charge is 5.75% of each premium paid in all Policy Years.

The Premium Expense Charge is to cover some of our costs incurred in selling the Policy and in issuing it, such as commissions, premium tax, Federal taxes and administrative costs.

Monthly Deduction

On the Policy Date and on each Monthly Anniversary Day thereafter, we make a Monthly Deduction from the Accumulated Value of your Policy. The Monthly Deduction will be taken on a pro-rata basis from the Separate Account Funds and the Fixed Account, exclusive of the Loan Account. The Monthly Deduction is the sum of:

          1.  the Cost of Insurance Charge;
          2.  the Administrative Charge;
          3.  the Selection and Issue Charge; and
          4.  the cost for any Policy riders.

The Cost of Insurance Charge

This charge compensates us for insurance coverage provided for the month and certain other expenses. The cost of insurance is determined separately for the initial Specified Amount and for any subsequent increases.

The cost of insurance for the Insured is calculated as (a), multiplied by the result of (b) minus (c), where:

(a) is the cost of insurance rate as described in the Cost of Insurance Rates section;

(b)  is the Insured's Death Benefit at the beginning of the Policy month; and

(c) is the Accumulated Value at the beginning of the Policy month. For purposes of calculating the cost of insurance as discussed above, if you have elected Option 1 and you have made increases to your Specified Amount, then your Accumulated Value shall be considered first to be a part of the Specified Amount up to the initial Specified Amount. If your Accumulated Value exceeds the initial Specified Amount, it shall then be considered a part of additional Specified Amount resulting from increases in the order of the increases. We do this because we calculate the cost of insurance for the initial Specified Amount and each increase separately.

Cost of Insurance Rates

The monthly cost of insurance rate is based on the gender, attained age, Policy Year and rating class at issue or date of increase of the Insured. Attained age means age nearest birthday on the prior anniversary of the original amount of insurance or each increase, as applicable. We reserve the right to adjust the monthly cost of insurance rates uniformly by class based on changing expectations. However, the cost of insurance rates will not be greater than those shown in the Table of Guaranteed Maximum Insurance Rates shown in your Policy. The guaranteed cost of insurance rates are based on the gender distinct 1980 CSO Smoker or Nonsmoker Mortality Table, Age Nearest Birthday.

Administrative Charge

We assess an Administrative Charge which is five dollars ($5) per month. This charge compensates us for some of our administrative costs.

Selection and Issue Charge

The Selection and Issue Charge is assessed upon each $1,000 of Specified Amount and is applied separately to the initial Specified Amount and to each increase in Specified Amount. The charge is based upon the age at issue of the coverage segment, gender, rate class, the Specified Amount of the coverage segment, and Policy Year of the coverage segment. This charge compensates us for costs incurred in administering features of the Policy, underwriting costs, and certain administrative costs.

Asset Charge

We assess an Asset Charge as part of the daily calculation of the Accumulation Unit Value for each Separate Account Fund which is expressed on an annual basis as 0.75% of the Separate Account during the first 10 Policy Years, and 0.40% thereafter. The daily charge is 0.002055% during the first 10 Policy Years and 0.001096% thereafter. This charge compensates us for some of our administrative expenses and mortality risks.

Rider Charges

We charge separately for some of the riders that may be attached to the Policy. We deduct any cost of these riders for a Policy Month as part of the Monthly Deduction on each Monthly Anniversary Day.

Surrender Charges

We will assess a charge against the Accumulated Value of the Policy if this Policy is surrendered within the Surrender Charge Period described in the "Access to Your Cash Surrender Value" section. This charge compensates us for certain sales and administrative expenses and financial risks. There is an example of how the Surrender Charges work in Appendix B to this Prospectus.

If there is an increase in the Specified Amount, additional Surrender Charges will apply to the amount of the increase. These additional Surrender Charges apply for a Surrender Charge Period following the increase in Specified Amount which appears on the Policy contract amendment that places the increase in effect.

If you make a Partial Surrender, a Partial Surrender Charge will be deducted from the Accumulated Value equal to the greater of: $25 or (a) multiplied by the ratio, not to exceed 1, of (b) minus (c), all divided by (d), where:

(a)  is the Surrender Charge;

(b) is the sum of the Partial Surrender amount and all previous Partial Surrenders;

(c) is the Exclusion Percentage, shown on the Policy Schedule, multiplied by the Cash Surrender Value. The Exclusion Percentage determines how much cash can be surrendered exclusive of surrender charges. The available cash (exclusive of surrender charges) on a cumulative basis is the exclusion percentage (noted on the Policy Schedule) multiplied by the Cash Surrender Value.

(d)  is the Cash Surrender Value.

This charge will always be at least $25. After the Partial Surrender is made, the Surrender Charge will be reduced by the Partial Surrender Charge. Once the Surrender Charge is reduced below $25, a fee of $25 will be deducted from any future Partial Surrender amount. (See "Effect of a Partial Surrender on Your Specified Amount" on page ___.)

Transfer Charge Expenses

We reserve the right to assess a maximum transfer charge of $25.00 per transfer after the first twelve (12) transfers in any Policy Year have been made. This charge compensates us for some of the costs associated with processing a transfer.

Pre-scheduled transfers, which include those made pursuant to the Dollar Cost Averaging Option, the Asset Rebalancing Option, and the Right to Examine Policy Period, as set forth in the "Transfers" section, will not count towards the limitation to twelve free transfers.

Taxes

We reserve the right to deduct any taxes levied by any governmental entity which, at our sole discretion, are determined to have resulted from the administration of the Policy.

Separate Account Fund Expenses

The annual expenses of the Separate Account Funds for the year ending December 31, 2000, below are based on the date provided by the respective Fund Groups. We have not independently verified such data. Future expenses may be greater or less than those shown.


                                             FUND EXPENSES

                    (as a percentage of the average daily net assets of a Fund for the most recent fiscal year, except as noted)
                                                                                      Reimbursements      Total Annual
                                             Management  +   12b-1  +   Other      -  (for certain    =   Portfolio
                                             Fees            Fees       Expenses      Portfolios)         Expenses
                                            -------------   -------   ------------    ---------------    --------------

MFS VARIABLE INSURANCE TRUST(1)
MFS Money Market Series (Initial Class)         .50%          --         .49%            .37%               .62%
MFS Mid Cap Growth Series (Service Class)       .75%         .20%       1.46%           1.30%              1.11%
MFS Investors Trust Series (Service Class)      .75%         .20%        .12%             --               1.07%
MFS Total Return Series (Service Class)         .75%         .20%        .15%             --               1.10%
MFS Emerging Growth Series (Service Class)      .75%         .20%        .10%             --               1.05%
MFS Investors Growth Stock Series
   (Service Class)                              .75%         .20%        .17%            .01%              1.11%
MFS Utilities Series (Service Class)            .75%         .20%        .16%             --               1.11%

BERGER INSTITUTIONAL PRODUCTS TRUST(2)
Berger IPT  Small Company Growth Fund           .85%          --         .13%             --                .98%
Berger IPT  Large Cap Growth Fund               .75%          --         .15%             --                .90%
Berger IPT  New Generation Fund                 .85%          --        2.67%           2.37%              1.15%
Berger IPT--International Fund                  .85%          --        1.27%            .92%              1.20%

DREYFUS INVESTMENT PORTFOLIOS(3)
Founders Discovery Portfolio                    .90%         .25%        .63%            .28%              1.50%
Founders Passport Portfolio                    1.00%         .25%       2.64%           2.39%              1.50%
Founders International Equity Portfolio        1.00%         .25%       2.77%           2.52%              1.50%
Founders Growth Portfolio                       .75%         .25%       1.58%           1.58%              1.00%


INVESCO VARIABLE INVESTMENT FUNDS, INC.(4)
INVESCO VIF - Blue Chip Growth Fund             .85%          --        2.03%           1.03%              1.85%
INVESCO VIF - Dynamics Fund                     .75%          --         .34%             --               1.09%
INVESCO VIF - Equity Income Fund                .75%          --         .33%             --               1.08%
INVESCO VIF - Financial Services Fund           .75%          --         .34%             --               1.09%
INVESCO VIF - Health Sciences Fund              .75%          --         .32%             --               1.07%
INVESCO VIF - Small Company Growth Fund         .75%          --         .68%            .06%              1.37%
INVESCO VIF - Technology Fund                   .72%          --         .30%             --               1.02%

JP MORGAN SERIES TRUST II(5)
Small Company Portfolio                         .60%          --         .72%            .17%              1.15%
Bond Portfolio                                  .30%          --         .45%             --                .75%
International Opportunity Portfolio             .60%          --        1.13%            .53%              1.20%
US Disciplined Equity Portfolio                 .35%          --         .50%             --                .85%

(1) The MFS Money Market Series consists of initial class shares, all other MFS series consist of service class shares. Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees). Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend-disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. 'Other Expenses' do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, 'Total Annual Portfolio Expenses' would be lower, and for service class shares would be estimated to be: 1.10% for Mid Cap Growth Series, 1.06% for Investors Trust Series, 1.09% for Total Return Series, 1.04% for Emerging Growth Series, 1.10% for Investors Growth Stock Series, 1.10% for Utilities Series. MFS has contractually agreed, subject to reimbursement, to bear the series' expenses such that 'Other Expenses'(after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees.

(2) Under a written contract, the Funds' investment adviser has agreed to waive its advisory fee and reimburse the Funds to the extent that, at any time during the life of a Fund, such Fund's annual operating expenses exceed a specified amount (1.15% for Berger IPT_New Generation Fund and 1.20% for Berger IPT_International Fund). The contract may not be terminated or amended except by a vote of the Funds' Board of Trustees. Absent the waiver and reimbursements, the 'Total Annual Portfolio Expenses' would have been 3.52% for Berger IPT_New Generation Fund and 2.12% for Berger IPT_International Fund. Effective May 12, 2000, the investment advisory fee charged to Berger IPT_International Fund was reduced to the following rates of average daily net assets: 0.85% of the first $500 million, 0.80% of the next $500 million, and 0.75% over $1 billion. The amount shown reflects the restated advisory fee.

(3) The Dreyfus Corporation has agreed, until December 31, 2001, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses (excluding taxes, brokerage commissions, extraordinary expenses, 19 interest expenses and commitment fees on borrowings) do not exceed a stated amount: 1.50% for Founders Discovery Portfolio, 1.50% for Founders Passport Portfolio, 1.50% for Founders International Equity Portfolio, and 1.00% for Founders Growth Portfolio.

(4) The Funds' actual 'Other Expenses' and 'Total Annual Portfolio Expenses' were reduced under an expense offset arrangement. Certain expenses of the Funds were absorbed voluntarily by INVESCO pursuant to a commitment between the Funds and INVESCO. This commitment may be changed at any time following consultation with the board of directors. Before absorption of these expenses, the Funds' 'Total Annual Portfolio Expenses' would have been as follows: 2.88% for INVESCO VIF - Blue Chip Growth and 1.43% for INVESCO VIF
     - Small Company Growth.

(5) Reflects an agreement by Morgan Guarantee Trust Company of New York, an affiliate of J.P. Morgan, to reimburse certain portfolios, to the extent that certain expenses exceed a stated amount of the portfolios' average daily net assets during fiscal year 2001. That stated amount is 1.15% for the Small Company Portfolio and 1.20% for the International Opportunities Portfolio.

                                     PART I

                       THE VARIABLE LIFE INSURANCE POLICY

The flexible premium adjustable variable life insurance policy ("Policy") is a contract between you, the Owner, and Pan-American Assurance Company ("Pan-American"), a life insurance company. The Policy provides for life insurance coverage on the person Insured and has Accumulated Values, a Death Benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance policy, the Accumulated Value, to the extent invested in the Separate Account Funds, will increase or decrease depending upon the investment experience of those Separate Account Funds selected. The duration or amount of the Death Benefit may also vary based on the investment performance of the underlying Separate Account Funds. To the extent you allocated Premium or Accumulated Value to the Separate Account, you bear the investment risk. If the Cash Surrender Value less any Indebtedness is insufficient to pay the Monthly Deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a Death Benefit which will be paid to your named Beneficiary. Upon the death of the Insured, the Death Benefit, less any Indebtedness, is paid to your Beneficiary. The proceeds should be excludable from the gross income of the Beneficiary. The tax-free Death Benefit makes this an excellent way to accumulate money you do not think that you will use in your lifetime and is a tax-efficient way to provide for those you leave behind. If you need access to your Cash Surrender Value, you can borrow from the Policy or make a total or Partial Surrender.

You should consult your Policy for a further understanding of its terms and conditions and for any state-specific provisions and variances that may apply to your Policy.

                              PURCHASES

Payment of Premiums

Premiums are the monies you give us to buy the Policy. The Minimum Initial Premium is the smallest initial Premium amount that you can submit to us. The Minimum Initial Premium is equal to one Minimum Monthly Premium as set forth in your Policy Schedule. The Policy will not take effect until it has been delivered and the Minimum Initial Premium has been paid prior to death and prior to any change in health as shown in the application. The Minimum Initial Premium and all other Premiums are payable at our Home Office. Receipts will be furnished upon request.

The Policy is a Flexible Premium Policy which allows you to make Premium payments in any amount and at any time, subject of course to making sufficient Premium payments to keep the Policy in force. Even though the Policy is flexible, when you apply for coverage, you can establish a schedule of Planned Premium Payments. The Planned Premium Payments are selected by you. Therefore, they will differ from Policy to Policy. You should consult your Registered Representative about your Planned Premium Payments. The amounts and frequency of Planned Premium Payments are shown in your Policy Schedule.

The Planned Premium Payment amount and frequency is selected on the application. The frequency may be quarterly, semi-annually, or annually. A monthly frequency is available only through pre-authorized check or list bill (i.e., we will not bill you more than once every three months). Planned Premium Payments may be changed at any time, but we reserve the right to limit increases in Planned Premium Payments. You will be sent reminder notices for Planned Premium Payments. In the event Planned Premium Payments are not continued, insurance coverage under the Policy and any benefits provided by rider will be continued in force. Such coverage shall continue until your Cash Surrender Value is insufficient, as described in the Grace Period section, below.


For any payment received which immediately increases the net amount at risk, we reserve the right to return the payment until the Insured receives underwriting approval from us. (Net amount at risk is equal to the difference between the Death Benefit and the Accumulated Value.) All Premium payments must be at least $25.


Allocation of Net Premiums

We will allocate your initial Net Premium to your Policy on the later of the Policy Date or the Business Day following receipt of the Premium at our Home Office. The Policy has a provision called the Right to Examine Policy which allows you to cancel, for any reason, your Policy within 20 days (or the period required in your state) after the Policy is first received. If you reside in a state that requires us to return to you your Premium payment, then all Premium payments will be directed into the Fixed Account during the Right to Examine Policy Period. In these cases, at the end of the Right to Examine Policy Period, the Accumulated Value will be reallocated in proportion to the Premium allocation instructions on record.

Subsequent Net Premiums will be allocated according to the Premium allocation instructions on record, and you may change the Premium allocation instructions at any time by written notice in a form satisfactory to us at our Home Office. Premium allocation instructions must be at least one-percent (1%) and must be stated in whole percentages. Currently, each Policy can have only 25 Separate Account Funds which includes both active and historical. There are currently no other restrictions, but we reserve the right to further limit availability of Separate Account Fund allocations as well as allocations to the Fixed Account.

Grace Period

Your Policy will stay in effect as long as your Cash Surrender Value is considered to be sufficient. The Cash Surrender Value would be considered insufficient when the Cash Surrender Value less any Indebtedness on any Monthly Anniversary Day is not sufficient to cover the Monthly Deduction for the next month. If the Cash Surrender Value of your Policy is determined to be insufficient, we will mail you a notice. A Grace Period will be granted for the payment of a Premium sufficient to keep the Policy in force. The Grace Period will last 65 days from the Monthly Anniversary Day that the Cash Surrender Value became insufficient.

Notice of the Premium payment required to keep your Policy in force will be mailed to your last known address. If such Premium payment is not made within the Grace Period, all coverage under your Policy will terminate without value at the end of the Grace Period. If a death occurs during the Grace Period, the proceeds paid will equal the Death Benefit at the start of the Grace Period, plus any applicable benefits provided by rider, less any Indebtedness and less overdue Monthly Deductions as of the date of death.

Insufficient Cash Surrender Value

During the Minimum Premium Period (which is usually 5 years, but may be less in some states and may vary by Issue Age) the Cash Surrender Value will not be considered insufficient to keep the Policy in force if A - B - C is equal to or exceeds (D x E), where:

A    is the sum of the total Premiums paid to date:

B    is all Partial Surrenders to date;

C    is any Indebtedness;

D is the Minimum Monthly Premium (which is set for each Policy at the time of issue and which is shown on your Policy Schedule); and

E    is the number of months since the Policy Date, including the current month.

In this case, the Policy will remain in effect. If there is a change in riders or in Specified Amount during the Minimum Premium Period, the minimum Premiums will be recalculated.

In other circumstances, when the Premium requirements are not met and if the Cash Surrender Value becomes insufficient, the Policy will terminate subject to the Grace Period section. Once the policy is terminated there is no coverage unless we specifically approve reinstatement.

Reinstatement

If your Policy terminates, as provided in the Grace Period section, it may be reinstated at any time within five years after the date of termination and prior to the Maturity Date. The reinstatement is subject to:

o receipt of evidence of insurability of the Insured satisfactory to us to reinstate the base Policy; and

o receipt of evidence of insurability of any person covered by any rider to reinstate the rider to the Policy; and

o    payment of a Premium sufficient to keep the Policy in force for two months;
     and

o    payment or  reinstatement  of any  Indebtedness  against the Policy;  and

o reinstatement of the Surrender Charge that was in effect at the time of the lapse in the Policy.

The payments made to reinstate the Policy will be allocated according to the last Premium allocation instructions on record. The effective date of the reinstatement shall be the Monthly Anniversary Day on which we resume assessing the Monthly Deduction. The Policy will not be allowed to be reinstated if it has been surrendered for its full Cash Surrender Value.

Right To Refund

To receive the tax treatment accorded life insurance under Federal laws, insurance under the Policy must initially qualify and continue to qualify as life insurance under the Internal Revenue Code. To maintain qualification to the maximum extent permitted by law, we reserve the right to return Premiums you have paid which we determine will cause any coverage under the Policy to fail to qualify as life insurance under applicable tax law and any changes in applicable tax laws or will cause it to become a Modified Endowment Contract (MEC) as defined in the Internal Revenue Code. Additionally, we reserve the right to make changes in the Policy or to make distributions to the extent we determine it is necessary to continue to qualify the Policy as life insurance and to comply with applicable laws. We will provide you advance written notice of any change.

The Internal Revenue Code (Section 7702A) defines a MEC contract. You may desire that your policy not be classified as a MEC. Certain premium payment patterns, as well as other actions, will cause a policy to be so classified as a MEC. If you have elected the Excess MEC Premium Refund Option, we will automatically refund a premium payment that would make the policy a MEC. If you have made this election, the Policy Schedule will show that the election is in effect. As long as your policy is not classified as a MEC, you may elect this option at any time by notifying us. You may also cancel this option at any time by submitting a signed written notice to the Home Office in a format acceptable to us. There is no charge for this option. By offering this option we are not warranting that your policy will not become a MEC. Premium payment patterns are not the only means by which a policy can become a MEC. Actions such as decreases in Specified Amount may cause the policy to become a MEC. This option is only intended as a means of automatically returning premiums that were unintended. We will not examine unusual premium payment patterns or modifications to your policy for purposes of determining whether or not such actions will make your policy a MEC. By offering this option, we are not providing any tax advice. You should consult your tax adviser for any questions regarding the status of your policy as a MEC and before making any changes to your policy or changing the pattern of your premium payments.


If you have not elected the Excess MEC Premium Refund Election, and subsequent Premium payments will cause your Policy to become a MEC, we will NOT notify you but will allocate your premium as directed. You should consult a tax adviser for assistance in understanding the tax consequences of your Policy being categorized as a MEC. (See "Taxes" below.)

             THE SEPARATE ACCOUNT AND SEPARATE ACCOUNT FUND CHOICES

We have established a separate account, Pan-American Assurance Company Variable Life Separate Account (Separate Account) to hold the assets that underlie the Policies.

The assets of the Separate Account are being held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized and unrealized) resulting from those assets are credited to or charged against the Policies and not against any other policies or contracts we may issue.

The Policy offers Separate Account Funds as the underlying investment choices for the Policy.

You should read this prospectus and the accompanying prospectuses for the Separate Account Funds carefully before investing. Copies of these prospectuses will be sent to you with your Policy. Certain portfolios described in the Separate Account Fund prospectuses may not be available with your Policy. The Separate Account Fund prospectuses contain more complete information, including a description of the investment objective, policies, restrictions and risks of each Separate Account Fund. There can be no assurance that the investment objectives of these Separate Account Funds will be achieved.

Shares of the Separate Account Funds are offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which are not affiliated with us. Certain portfolios are also sold directly to qualified plans. The investment managers of the Separate Account Funds believe that offering their shares in this manner will not be disadvantageous to you.

The investment objective and policies of certain Separate Account Funds are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Separate Account Funds have the same advisers.

We may enter into certain arrangements under which we are reimbursed by the Separate Account Funds' advisers, distributors, and/or affiliates for the administrative services which we provide to the Separate Account Funds.

MFS VARIABLE INSURANCE TRUST

Advised by MFS Management, Inc.

MFS Money Market  Series - Initial Class
MFS Total Return Series - Service Class
MFS Investors Trust Series - Service Class (growth with income)(formerly, MFS Growth with Income Series - Service Class)
MFS Emerging Growth Series - Service Class
MFS Investors Growth Stock Series - Service Class (formerly, MFS Growth Series - Service Class)
MFS Utilities Series - Service Class
MFS Mid Cap Growth Series - Service Class

INVESCO VARIABLE INVESTMENT FUNDS

Advised by Invesco Funds Group, Inc.
INVESCO Blue Chip Growth Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Health Sciences Fund
INVESCO Financial Services Fund
INVESCO Dynamics Fund (mid cap growth)
INVESCO Equity Income Fund

BERGER INSTITUTIONAL PRODUCT TRUST

Advised by Berger, LLC

Berger IPT - Large Cap Growth Fund
Berger IPT - Small Company Growth Fund
Berger IPT - International Fund
Berger IPT - New Generation Fund (mid cap growth)

J.P. MORGAN SERIES TRUST II

Advised by J.P. Morgan Investment Management, Inc.

J.P. Morgan Bond Portfolio
J.P. Morgan U.S. Disciplined Equity Portfolio
J.P. Morgan Small Company Portfolio
J.P. Morgan International Opportunities Portfolio

DREYFUS INVESTMENT PORTFOLIOS

Advised by Founder Assets Management, LLC

Dreyfus Investment Portfolios - Founders Growth Portfolio
Dreyfus Investment Portfolios - Founders Discovery Portfolio (small value) Dreyfus Investment Portfolios - Founders Passport Portfolio (small cap growth) Dreyfus Investment Portfolios - Founders International Equity Portfolio
(large cap growth)

Substitution and Limitations on Further Investments

We may substitute one of the Separate Account Funds you have selected with another Separate Account Fund. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in a Separate Account Fund. We will give you notice of our intention to do this.

Transfers

You can make a transfer to or from the Separate Account Funds or to or from the Fixed Account by providing us with written notice on a form acceptable to us. We have the right to terminate or modify these transfer provisions. If your state requires us to return to you your Premium in the event you exercise the Right to Examine privilege, no transfer may be made before the end of the Right to Examine Policy Period.

The following apply to any transfer:

o We reserve the right to limit the total amount of transfers from the Fixed Account. However, you will always be allowed to transfer over the course of a Policy Year the greater of $500 or 25% of the Fixed Account value as of the beginning of the Policy Year.

o We reserve the right to assess a maximum charge of $25 per transfer after the first twelve (12) transfers have been made in any Policy Year. If the charge is applicable, it will be deducted from the Separate Account Fund and from the Fixed Account from which the transfer is made on a pro-rata basis. If there are insufficient funds in those accounts, the charge will be deducted from the amount transferred. Pre-scheduled transfers will not be counted in determining the applicability of the Transfer Fee.

o The minimum amount which you can transfer is $50 or your entire value in the Separate Account Funds or Fixed Account, if it is less.

o The minimum amount you must leave in a Separate Account Fund, unless the entire amount is being transferred, is $100.

o Your right to make transfers is subject to modification, if we determine, in our sole opinion, that the exercise of the right by one or more Owners is, or would be, to the disadvantage of the other Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other Owners. A modification could be applied to transfers to, or from, one or more of the Separate Account Funds and could include, but is not limited to:

1.   the requirement of a minimum time period between each transfer;

2. not accepting a transfer request from a party or parties acting on behalf of more than one Owner; or

3. limiting the dollar amount that may be transferred between Separate Account Funds by an Owner at any one time. Transfers do not change the allocation instructions for future Premiums.

4. To the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components, a redemption order with simultaneous request for purchase of another Separate Account Fund. In such a case, the redemption order would be processed at the source Separate Account Fund's next determined Accumulation Unit Value. However, the purchase into the new Separate Account Fund would be effective at the next determined Accumulation Unit Value for the New Separate Account Fund only after we receive the proceeds from the source Separate Account Fund or after we otherwise receive cash on behalf of the source Separate Account Fund.

The following are pre-scheduled transfers, and they do not count against the twelve free transaction limit noted above:

     1.   at the end of the Right to Examine Policy Period to  re-allocate  your
          Accumulated   Value  in  accordance   with  your  premium   allocation
          instructions on record;

     2.   pursuant to the Dollar Cost Averaging Option;

     3.   pursuant to the Asset Rebalancing Option.

Telephone Transfers

You may elect to make transfers by telephone. To elect this option, you must do so in writing on a form acceptable to us and send it to our Home Office. If there are Joint Owners, unless we are instructed to the contrary, instructions will be accepted from either one of the Joint Owners. We will use reasonable procedures to confirm that all instructions communicated by telephone are genuine. We may tape record all telephone instructions.

Dollar Cost Averaging

Dollar Cost Averaging allows you to systematically transfer a set amount each period you select from a source account to any of the Separate Account Funds or the Fixed Account but not the source account. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must have at least $1,000 in the source account to start the program. You may select the Money Market Fund or the Fixed Account as the source account. Transfers will be done monthly, quarterly, semi-annually and annually on any date selected (1st to 28th of the month only) for any period you select. You may specify a fixed amount or a percentage to be transferred to one or more accounts.

Dollar Cost Averaging is not available simultaneously with Asset Rebalancing described below.

It is not available during the Right to Examine Policy Period (see "Right to Examine Policy" above). You may terminate the program at any time. We reserve the right to change the terms of the program, or assess a fee for the program, at any time in the future.

Asset Rebalancing

Rebalancing will be done monthly, quarterly, semiannually or annually on a date selected by you (1st through 28th of the month only). This feature automatically readjusts the Accumulated Value in the Separate Account Funds requested. The current Premium allocation election will determine the percentages for rebalancing the investment portfolios.

Asset rebalancing is not available simultaneously with Dollar Cost Averaging. Asset Rebalancing is not available during the Right to Examine Policy Period. You may terminate the program at any time. We reserve the right to change the terms of the program, or to assess a fee for the program, at any time in the future.

Accumulation Unit Values

The value of your Policy that is invested in the Separate Account Funds will go up or down depending upon the investment performance of the Separate Account Fund(s) you choose. In order to keep track of the value of your Policy allocated to the Separate Account, we use a unit of measure we call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.)

Every Business Day we determine the value of an Accumulation Unit for each of the Separate Account Funds. The value of your contract is affected by the investment performance of the Separate Account Funds, and the deduction of charges under the Policy. The value of an Accumulation Unit may go up without limit and down as far as zero.

Initially, each Accumulation Unit Value for each account was arbitrarily set. Every Business Day, we determine the value of an Accumulation Unit for each of the Separate Account Funds by multiplying the Accumulation Unit Value for the previous period by a factor for the current period. The factor is determined by dividing the value of a Separate Account Fund share at the end of the current period (reflecting charges for taxes and credits for dividends) by the value of a Separate Account Fund share for the previous period and subtracting the Asset Charge.

We credit and deduct amounts allocated to the Separate Account by increasing or decreasing the number of Accumulation Units. The number of Accumulation Units to be credited or deducted is determined by dividing:

     1. the dollar amount credited to or deducted from the particular Separate Account Fund; by

     2. the Accumulation Unit Value for the particular Separate Account Fund at the end of the Business Day during which the allocation is made.

Accumulation Units are credited when Net Premiums are allocated or amounts are transferred into a Separate Account Fund. Accumulation Units are deducted when the Monthly Deduction or other charges are assessed or when amounts are partially surrendered or transferred out of a Separate Account Fund.

                                  FIXED ACCOUNT

You may elect to allocate Net Premiums and Accumulated Values to our Fixed Account. The Fixed Account forms a portion of our General Account. We guarantee a minimum yield of 3 percent, compounded monthly. At our discretion, we may declare a higher crediting rate to be applied to the Fixed Account.

                                  DEATH BENEFIT

The primary purpose of the Policy is to provide Death Benefit protection on the life of the Insured. While the Policy is in force, if the Insured dies, the Beneficiary will receive the Death Benefit less any Indebtedness.

The amount of the Death Benefit depends upon:

1.   the Specified Amount;

2.   the Death Benefit Option in effect at the time of death;

3. under some circumstances, the Policy's Accumulated Value or the Premiums paid less Partial Surrenders on the date of the Insured's death; and

4.   under some circumstances, your Attained Age.

The Policy provides two Death Benefit Options:

1. Option 1; The Death Benefit is the Specified Amount and the Death Benefit remains level.

2. Option 2; The Death Benefit at any time shall be equal to the Accumulated Value plus the Specified Amount.

If the Death Benefit calculated above is less than the Accumulated Value multiplied by the applicable percentage set forth below, then the Death Benefit is increased to the Accumulated Value multiplied by the applicable percentage.

The applicable percentage is a percentage that is based on the Attained Age of the Insured on the date that the Death Benefit is to be determined and is equal to the following:

         Attained              Corridor         Attained            Corridor
         Age                   Percentage         Age               Percentage


         0-40                  250%                    60              130%
         41                    243%                    61              128%
         42                    236%                    62              126%
         43                    229%                    63              124%
         44                    222%                    64              122%
         45                    215%                    65              120%
         46                    209%                    66              119%
         47                    203%                    67              118%
         48                    197%                    68              117%
         49                    191%                    69              116%
         50                    185%                    70              115%
         51                    178%                    71              113%
         52                    171%                    72              111%
         53                    164%                    73              109%
         54                    157%                    74              107%
         55                    150%                  75-90             105%
         56                    146%                    91              104%
         57                    142%                    92              103%
         58                    138%                    93              102%
         59                    134%                    94              101%
                                                     95-100            100%

Change in Death Benefit Option

After the first Policy Year, you may, by written request, change between Death Benefit Options 1 and 2, subject to the following:

         1. If the change is from Option 1 to Option 2, the Specified Amount after such change shall be equal to the Specified Amount prior to such change less the Accumulated Value on the date of change.
         2. If the change is from Option 2 to Option 1, the Specified Amount after such change shall be equal to the Specified Amount prior to such a change plus the Accumulated Value on the date of the change.

Change in Specified Amount

After the first Policy Year, you may, by written request, change the Specified Amount of the Policy, subject to the following:

1. In no event shall the Death Benefit be less than the percentage of the Policy's Accumulated Value as shown in your Policy.

2.   Any decrease shall reduce insurance in the following order:

      o    against insurance provided by the most recent increase;

      o    against  the  next  most  recent  increases  successively;  and

      o    against insurance provided under the original application.

3. A charge will be made against the Accumulated Value if the decrease occurs during the first five (5) Policy Years or within five (5) years after an increase. The charge will be a portion of the Surrender Charge. The charge will apply to Surrender Charges for increases and the original amount of insurance in the same order as the reduction in insurance mentioned in (2) above. The remaining Surrender Charge will be equal to the previous Surrender Charge less the charge assessed because of the decrease. There may be a recalculation of the minimum premium as a result of the charge.

4. The Specified Amount in effect after any requested decrease must be at least as large as the Minimum Specified Amount shown on your Policy Schedule.

5. Any request for an increase must be applied for on a supplemental application. Such increase shall be subject to evidence of insurability satisfactory to us. An increase shall also be subject to the sufficiency of the Cash Surrender Value, less any Indebtedness, to cover the next Monthly Deduction. Any increase will become effective on the effective date shown on the Policy Schedule or the Policy contract amendment. For each increase in Specified Amount, there is a corresponding schedule of Surrender Charges which applies to that increase for a Surrender Charge Period stated in the Policy contract amendment.

TAXES

Note: We have prepared the following information on Federal income taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your tax adviser about your own circumstances. We have included an additional discussion regarding taxes under the section "More Information."

Life Insurance in General

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognizes the importance of such planning and provides special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the Cash Surrender Value held in your life insurance Policy until you access your Cash Surrender Value. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Insured. However, estate taxes may apply, and Qualified plans are typically an exception to this.

Taking a Distribution from Your Policy

You, as the Owner, will not be taxed on increases in the value of your Policy until a distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these distributed earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

1.   paid on or after the taxpayer reaches age 591/2;

2. paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

3. in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated first as a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore, any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Federal Tax Status" in the section "More Information" for more details including an explanation of whether your Policy is a MEC.

Diversification

The Code provides that the underlying investments for a variable life Policy must satisfy certain diversification requirements in order for the Policy to be treated as a life insurance contract. We believe that the portfolios are being managed so as to comply with such requirements.

Under current Federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us, would be considered the owner of the shares of the portfolios. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select portfolios, to make transfers among the portfolios or the number and type of portfolios from which owners may select without being considered the owner of the shares. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Policy, could be treated as the owner of the portfolios. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

ACCESS TO YOUR CASH SURRENDER VALUE

Full Surrender

You may make a full surrender of your Policy at any time during the lifetime of the Insured upon written request by you to us. The amount payable on surrender of the Policy is the Accumulated Value, less any Indebtedness, as of the close of business on the Business Day of surrender, less any Surrender Charge. The amount may be paid as a lump sum or under an elected optional Method of Settlement described below. We reserve the right to defer payments according to the "Suspension of Payments or Transfers" section described below. If the Policy is surrendered, coverage is terminated as of the date of surrender.

You may make a Partial Surrender at any time after the first Policy Anniversary and during the lifetime of the Insured, by your request. There is no minimum Partial Surrender amount. The maximum surrender amount is an amount not to exceed the current Cash Surrender Value, less any Indebtedness. When you make a Partial Surrender, the amount of the Partial Surrender will be deducted from the Accumulated Value. The deduction will be made from the Separate Account Funds and the Fixed Account in proportion to your Accumulated Value in each account, unless you request that the deductions be made from specific Separate Account Funds. You are restricted to no more than two (2) Partial Surrenders in any Policy Year.

Effect of a Partial Surrender on Your Specified Amount

Under Death Benefit Option 1 (as discussed in the Death Benefits section above), the Specified Amount will be reduced by the amount surrendered plus any Surrender Charge. The remaining Specified Amount must be at least equal to the Minimum Specified Amount shown on the Policy Schedule of the Contract. The Partial Surrender will reduce insurance in the same order as shown in the Change in the Specified Amount section for the decrease in Specified Amount. The Specified Amount is not reduced for Option 2.

LOANS

You may obtain a loan at any time after the first Policy Anniversary while your Policy is in force. There is no minimum loan amount. The amount of any loan with interest to the next Policy Anniversary may not exceed the Cash Surrender Value, less any Indebtedness, as of the date of the Policy loan. A loan will only be made upon the proper assignment of your Policy to us with the Policy as the sole security for the loan. If your total Indebtedness under the Policy exceeds the Cash Surrender Value, the Policy may terminate without value and, as a result, there may be Federal tax consequences.

Loan Interest (Charged)

The loan interest rate charged is currently 8%. However, we reserve the right to adjust the rate charged if it would be tax advantageous to the majority of Policyholders to do so.

Loan interest is due in arrears on each Policy Anniversary or when the loan is repaid, if earlier. If loan interest is not paid when due, that amount is added to your loan. We will make a transfer from the Separate Account and the Fixed Account into the Loan Account as collateral for the interest due. The amount transferred is the amount by which the interest due exceeds the interest that has been credited to the Loan Account. The transfer is made pro-rata from the Separate Account Funds and the Fixed Account based on your amounts in each of these accounts.

Loan Interest (Credited)

We will credit interest to the Loan Account on a daily basis. There will be two credited rates. The standard portion of a loan will have a credited rate of 6%. The preferred portion will have a credited rate of 8%.

In Policy Years 1 through 5, we will apply the standard rate to the entire Loan Account. In Policy Years 6 through 10, we will apply the preferred rate to the value in the Loan Account up to 10% of the Accumulated Value. For the amount in excess of 10% of the Accumulated Value, we will apply the standard rate. In Policy Years 11 and later, we will apply the preferred rate to the entire Loan Account.

Loan Repayment

A loan may be repaid in full or in part at any time while the Policy is in force and the Insured is alive. When you repay part or all of a loan, we will transfer an amount equal to the amount you repay from the Loan Account to the Separate Account and Fixed Account based on the Premium allocation instructions on record.

If you make a Premium payment which exceeds your Planned Premium Payment, and your Policy has an outstanding loan balance, the payment will be divided into two parts unless you instruct us to treat all or a different portion of the payment as a loan repayment. The portion of the payment equal to the Planned Premium Payment will be applied as a Premium payment. The portion of the payment in excess of the Planned Premium Payment will be applied toward the repayment of your loan.


Loans Involving a Policy That Was Exchanged

If a Policy was purchased through an exchange of another policy and there was a loan outstanding at the time the policy was exchanged, the Company has procedures available to allow the new Policy to continue to have a loan. When the new policy is applied for, we automatically deem the Option 2 death benefit to be requested and take out a withdrawal to repay the initial loan. The owner can, if he or she so desires, switch to Option 1 death benefit. The premium for the new Policy is the cash value plus the outstanding loan balance of the exchanged policy. Owners who exchange policies with outstanding loans should seek the advice of their registered representative or contact us.


OTHER INFORMATION

Pan-American

Pan-American Assurance Company ("Pan-American" or the "Company"), 601 Poydras Street, P.O. Box 60219, New Orleans, LA 70130 was incorporated on May 18, 1981, under the laws of the state of Louisiana. Pan-American is licensed to do business in the District of Columbia, Puerto Rico, and all states except Alaska, Idaho, Iowa, Maine, Massachusetts, New Hampshire, New York, Rhode Island, South Dakota, Vermont, and Wyoming.

Riders

There are a number of riders that are available in conjunction with the Policy. Some riders may not be available in your state. Ask your Registered Representative for information on availability. While all riders are available at any time, you may be subject to additional underwriting and issue requirements if you request a rider at other than the time you apply for the Policy.

Terminal Illness Accelerated Benefit Rider. If the Insured is terminally ill, and you have elected the Terminal Illness Accelerated Benefit rider, we will pre-pay a portion of the Death Benefit. You can only elect to have a distribution made one time under the rider. There is no monthly charge for this rider, but there is a charge upon acceleration.

You can choose an amount which is equal to the lesser of $250,000 or 50% of the then determined Death Benefit, less any outstanding Indebtedness. This Benefit is paid to the Owner in a lump sum or under one of the Settlement Options described below.

The amount of the Terminal Illness Accelerated Benefit is accumulated at a floating interest rate and is deducted from the Death Benefit paid and the amount available for loans and withdrawals.

The receipt of a Terminal Illness Accelerated Benefit amount may adversely affect the recipient's eligibility for Medicaid or other governmental benefits or entitlements.

Additional Insured Rider. You can elect term insurance on the life of the insured or another insured. If you have elected this rider, we will pay the Additional Insured Amount upon proof that the additional insured died during the term period. The proceeds will be paid to the beneficiary of the rider. There is a charge for this rider shown on your Policy Schedule.

Dependent Children Insurance Rider. You can elect term insurance on your dependent children. We will pay the dependent child's benefit upon proof that a dependent child died before the dependent child's 25th birthday and termination of the rider. The benefit is reduced for younger ages, as described in the rider. There is a charge for this rider shown on your Policy Schedule.

Disability Benefit Payment Rider. If you elect this rider we will provide one of the following after the Insured's total disability has continued for 6 consecutive months and a claim for total disability has been approved by us.

     1. If total disability starts before age 60, we will credit the disability benefit amount to the value of the Policy on each Monthly Anniversary Day, as shown on your Policy Schedule, while total disability continues.

     2. If total disability starts on or after age 60 but before age 65, we will credit the disability benefit amount to the value of the policy on each Monthly Anniversary Day prior to age 70 while total disability continues.

There is a charge for this rider shown on your Policy Schedule. The Disability Benefit Payment Rider is not available simultaneously with the Waiver of Monthly Deductions Rider.


Guaranteed Insurability Rider. If you elect this rider, we will allow you to increase the Specified Amount in your Policy, subject to the terms of the rider. No evidence of insurability will be required. There is a charge for this rider shown on your Policy Schedule.

Waiver of Monthly Deductions Rider. If you elect this rider we will provide one of the following after the Insured's total disability has continued for 6 consecutive months and a claim for total disability has been approved by us.

     1. If total disability starts on or before age 60, we will waive the monthly deductions while total disability continues.

     2. If total disability starts after age 60 but before age 65, we will waive the monthly deductions on each Monthly Anniversary Day prior to age 70 while total disability continues.

There is a charge for this rider shown on your policy schedule. The Waiver of Monthly Deductions Rider is not available simultaneously with the Disability Benefit Payment Rider.

Paid-Up Insurance

At any time after the Right to Examine Policy Period, the Owner may request that the Policy be converted into reduced paid-up insurance. Once the Policy is converted, there is no further investment in the Separate Account. The election of paid-up insurance is a permanent one. The paid-up insurance is payable on the same conditions as the Insured's Death Benefit, but for a reduced amount. The reduced amount is the amount the Cash Surrender Value, less any Indebtedness, will buy as a single Premium at the attained age of the Insured. The Cash Surrender Value of the paid-up insurance is based on the gender distinct 1980 CSO Smoker or Nonsmoker Mortality Table, Age Nearest Birthday, and interest at 3%.

Optional Methods of Settlement

Any proceeds payable under the Policy will be paid in one sum unless otherwise elected. The following Settlement Options are available. Settlement Options are only available out of our General Account.

         1.       Proceeds left at interest;
         2.       Payments for a Fixed Period;
         3.       Payments for a Fixed Amount;
         4.       Life Income Payments.


General Policy Provisions

The Policy contains a number of other Policy provisions. We have described some but not all of them below. For more detail, refer to your Policy or ask your representative.

Age and Gender. If there is a misstatement of age or gender of the Insured or any person insured by rider, the amount of the Death Benefit shall be that which would be purchased by the most recent cost of insurance at the correct age or gender.

Suicide. Suicide of the Insured, while sane or insane, within two years of issuance of the policy, is not covered by the Policy. The total liability shall be the premiums paid prior to death, less any Indebtedness, less any prior Partial Surrenders.

If the Insured commits suicide while sane or insane within two years of issuance of any increase on insurance or any reinstatement, the total liability shall be the cost of insurance of the increased coverage, or the cost of insurance from the date of reinstatement to the date of death.

Incontestability. The Policy shall, in the absence of fraud, be incontestable after it has been in force during the lifetime of the Insured for two years from issuance of the Policy.

Any increase in coverage or addition of a rider effective after the Policy Date shall, in the absence of fraud, be incontestable only after such increase or addition has been in force during the lifetime of the Insured for two years from the issuance of such increase or addition.

Any reinstatement shall, in the absence of fraud, be incontestable only after having been in force during the lifetime of the Insured for two years after the issuance of the reinstatement.

Any contest of an increase in coverage or a reinstatement will be based on the application for increase or reinstatement.

Extended Maturity Date. Policyholders are assumed to have made an election to defer payment of proceeds at the Maturity Date. At any time, you may change this election by completing the appropriate form.

With this election, you will be assessed a $100 administrative fee at the Maturity Date. Upon assessment of this fee, the Death Benefit is continued. If the Policy is Death Benefit Option 2, we will change it to Death Benefit Option
1. If the Adjustable Insurance Rider (currently not available) is attached to the Policy for the Insured, the Specified Amount will increase by the Adjustable Insurance Amount on the Insured. All other riders will lapse; this includes any Additional Insurance Rider coverages on the Insured and other insureds as well as any Adjustable Insurance Rider coverages on other insureds. No further premiums are accepted and we will make no further deductions. Further, we reserve the right to transfer all of the Accumulated Value into the Fixed Account, restricting access to the Separate Account. Policy loans and Partial Surrenders are available. There may be state-specific variations.


Termination.

All coverage under the Policy shall terminate when any one of the following events occurs:

         o        You request that coverage terminate.

         o        The Insured dies.

         o        The Policy matures.

         o        The Grace Period ends.

         o        The Policy is surrendered.

Distributors

The Policy is sold by licensed insurance agents, where the Policy may be lawfully sold, who are Registered Representatives of broker- dealers which are registered under the Securities Act of 1934 and are members of the National Association of Securities Dealers, Inc.

Pan-American Financial Services, Inc. serves as the distributor for the Policies. Pan-American Financial Services, Inc. is located at Pan-American Life Center, 601 Poydras Street, New Orleans, LA 70130. Registered Representatives will be paid commissions upon the sale of the Policy.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers involving a Separate Account Fund when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3.   an emergency exists as a result of which disposal of shares of the Separate
     Account  Funds  is  not  reasonably   practicable  or  Pan-American  cannot
     reasonably value the shares of the Separate Account Funds; or

4. the Securities and Exchange Commission, by order, so permits for the protection of Owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy loan from the Fixed Account for not more than six months.

Ownership

Control of Policy. The Owner shall be as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record with us, all rights, options, and privileges belong to:

1.   you, if living; otherwise

2.   any contingent Owner or Owners, if living; otherwise

3.   the Insured.

We reserve the right to require the Policy for endorsement of any assignment, loan, change of Beneficiary or ownership designation, surrender, amendment or modification.

Consistent with the terms of the Beneficiary designation and any assignment during the Insured's lifetime, you may:

1.   assign or surrender your Policy;

2.   make or repay a loan;

3.   amend or modify your Policy with our consent; and

4. exercise any right, receive any benefit, and enjoy any privilege provided in the Policy.

If the Policy is owned jointly by two or more parties, all transactions require the signature, consent or other necessary requirements of all such parties. However, telephone transfers and Premium allocation instructions will be accepted from any Owner unless otherwise directed.

Assignment. An assignment will be accepted by us only if it is made in writing and filed with us at our Home Office. Assignments may require that the form be executed before a notary, according to our then current processing standards. Assignments require the consent of any irrevocable Beneficiaries and all previous assignees.

Beneficiary

Designation. The application contains the Beneficiary(ies) and their designated class. Any payments made to the Beneficiary(ies) will be made according to their class. When there is more than one Beneficiary of the same class, payments will be shared equally among them unless otherwise stated.

Death of a Beneficiary. If a Beneficiary dies before the Insured, the payments will be made to:

         1.       any Beneficiary(ies) of that class, if living; otherwise
         2.       any Beneficiary(ies) of the next class, if living; otherwise
         3.       the Owner, if living; otherwise
         4.       any contingent Owner or Owners, if living otherwise
         5.       the estate of the last Owner to die.

If a Beneficiary dies within 15 days after the Insured but before proof of the Insured's death is received by us, payments will be made as though the Beneficiary had died before the Insured.

Change of Beneficiary. You may change any Beneficiary at any time during the Insured's lifetime unless otherwise provided in the previous designation. The new designation must be made by a signed notice in satisfactory form to our Home Office. The change will take effect on the date the notice was signed subject to any action taken by us before recording the change.


                        Executive Officers and Directors

                                                     Position(s)
                                                     Held With               Principal Occupations During
Name and Address                        Age          Pan-American            Past Five Years


George Frank Purvis, Jr.                86           Senior                  President-Chairman Emeritus,
Pan-American Assurance Company                       Vice                    Pan-American Life Insurance Company
Pan-American Life Center                             President               From 2/80 - 1/99; Chairman, Chief
Executive Office, 28th Floor                                                 Executive Officer, Pan-American Life
601 Poydras Street                                                           Life Insurance Company from 1974 - 1980
New Orleans, Louisiana 70130


Jan Sheridan Jobe                       50           President,              Director, President, Chief Executive
Pan-American Life Center                             Chief                   Officer, Pan-American Life Insurance
Executive Office, 28th Floor                         Executive               Company from 8/99 - present;
601 Poydras Street                                   Officer                 Director, President, Chief Operating Officer,
New Orleans, Louisiana 70130                                                 Pan-American Life Insurance Company from 1/99 - 8/99;
                                                                             President, Principal International, Principal
                                                                             Financial Group from 1990 - 1/99;
                                                                             Vice President of Group and Pension Sales, Principal
                                                                             Financial Group from 1980 - 1990

Luis Isidro Ingles, Jr.                 58           Vice                    Senior Vice President,  Investments and Treasurer,
Pan-American Assurance Company                       President               Pan-American Life Insurance Company from 1993 - present
Pan-American Life Center                             Investments             Vice President, Securities, Pan-American Life
Executive Office, 28th Floor                         and                     Insurance Company from 1980 - 1993; Second Vice
601 Poydras Street                                   Treasurer               President, Securities, Pan-American Life
New Orleans, Louisiana 70130                                                 Insurance Company from 1975 - 1980

Peggy Boudreaux Scott                   49           Vice                    Senior Vice President, Chief Financial Officer, Pan-
Pan-American Assurance Company                       President               American Assurance Company from 8/96-present; Executive
Pan-American Life Center                             Chief                   Vice President and Chief Financial Officer, Norvant
Executive Office, 28th Floor                         Financial               Health, Inc., Winston-Salem, NC; Board of Directors,
601 Poydras Street                                   Officer                 Partners  Health Plan, Winston-Salem, NC; Board of
New Orleans, Louisiana 70130                                                 Directors, Medical Diagnostic Services, Inc., Baton
                                                                             Rouge, LA from 1998 - 1999

William Thiel Steen                     50           Vice                    Senior Vice President, General Counsel and Corporate
Pan-American Assurance Company                       President,              Secretary, Pan-American Life Insurance Company from
Pan-American Life Center                             General                 8/96 - present; Vice  President, Associate
Corporate Legal, 12th Floor                          Counsel and             General Counsel, Pan-American Life Insurance Company
601 Poydras Street                                   Corporate               from 1993 - 1996; Second Vice President, Associate
New Orleans, Louisiana 70130                         Secretary               General Counsel, Taxation, Pan-American Life Insurance
                                                                             Company from 1983 - 1993

Edward James Ray III                    53           Vice                    Senior Vice President,  Operations and Chief Actuary,
Pan-American Assurance Company                       President,              Pan-American Life Insurance Company from 4/99- present;
Pan-American Life Center                             Operations              Senior Vice President, Technical Services, Pan-American
Executive Office, 14th Floor                         and Chief               Life Insurance Company from 1994 -1999; Vice President,
601 Poydras Street                                   Actuary                 Actuary, Pan-American Life Insurance Company from
New Orleans, Louisiana 70130                                                 1978 - 1994

Andrew Mark Erman                       31           Vice                    Vice President and Actuary, Pan-American Life
Pan-American Assurance Company                       President               Insurance Company from 8/00 - present; Director,
Pan-American Life Center                             and                     ING from 6/96 - 8/00
Entrepreneurial Team, 12th Floor                     Actuary
601 Poydras Street
New Orleans, Louisiana 70130

Voting

Pursuant to our view of present applicable law, we will vote the shares of the Separate Account Funds at special meetings of shareholders in accordance with instructions received from all Owners having a voting interest. We will vote shares for which we have not received instructions and any shares that are ours in the same proportion as the shares for which we have received instructions.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of the Act changes so as to permit us to vote the shares in our own right, we may elect to do so.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the Separate Account Funds without regard to instructions from Owners. We will do this if such instructions would require the shares to be voted to cause a Separate Account Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Separate Account Fund. We may also disapprove changes in the investment policy initiated by Owners or trustees/directors of the Separate Account Funds, if such disapproval:

1. is reasonable and is based on a good faith determination by us that the change would violate state or Federal law;

2. results from a change which would not be consistent with the investment objectives of the Separate Account Fund; or

3. varies from the general quality and nature of investments and investment techniques used by others with similar investment objectives underlying other variable contracts offered by us or of an affiliated company.

In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to Owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C. of Westport, Connecticut and Fort Lauderdale, Florida has provided advice on certain matters relating to the Federal securities and income tax laws in connection with the Policies.

Federal Tax Status

Note: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the policies to be issued will qualify as "life insurance contracts" under
Section 7702. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as "life insurance" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current Federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of Federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these Policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these Regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." We intend that each portfolio underlying the Policies will be managed by the investment managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively, resulting in you being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of "life insurance" contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a policy issued on a substandard risk basis and thus it is even less clear whether a policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the Policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the Death Benefit thereunder is generally excludable from the gross income of the Beneficiary subject to the provisions of
Section 101(a) of the Code; however, Qualified plans are typically an exception to this. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value under a Policy, including increments thereon, until there is a distribution of such amounts.

Federal, state and local, estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Owner or Beneficiary.

Tax Treatment of Loans and Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A policy fails to meet the 7-pay test when the cumulative amount paid under the policy at any time during the first 7 policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any policy received in exchange for a policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the policy will not cause the policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the Policy, may also be subject to an additional 10% Federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his Beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution may, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a policy which is not classified as a MEC will be treated as Indebtedness of the owner and not a distribution. Upon complete surrender or lapse of the policy, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policy Owners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Tax Treatment of Settlement Options. Under the Code, a portion of the settlement option payments which are in excess of the death benefit proceeds are included in the beneficiary's taxable income. Under a settlement option payable for the lifetime of the beneficiary, the death benefit proceeds are divided by the beneficiary's life expectancy and proceeds received in excess of these prorated amounts are included in taxable income. The value of the death benefit proceeds is reduced by the value of any period certain or refund guarantee. Under a fixed payment or fixed period option, the death benefit proceeds are prorated by dividing the proceeds over the payment period under the option. Any payments in excess of the prorated amount will be included in taxable income.

Multiple Policies. The Code further provides that multiple MECs which are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the Owner of your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includable in gross income of the Policy Owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Reports to Owners

We will at a minimum send to each Owner semi-annual and annual reports of the Separate Account Funds. Following each Policy Anniversary, an annual statement will be sent to each Owner. We may elect to send these more often. The statement will show:

         1.       the current amount of Death Benefit payable under the Policy;
         2.       the current Accumulated Value;
         3.       the current Cash Surrender Value;
         4.       current Loans; and
         5.       all transactions previously confirmed.

The statement will also show Premiums paid and all charges deducted during the Policy Year.

Confirmations will be mailed to Policy Owners within seven days of the transaction of:

o    the receipt of Premium;

o    any transfer to or from any of the Separate Account Funds;

o    any loan, interest repayment, or loan repayment;

o    any surrender;

o    exercise of the Right to Examine Policy privilege; and

o    payment of the Death Benefit under the Policy.

Upon request you are entitled to a receipt of Premium payment.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor are a party or to which the assets of the Separate Accounts are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

Experts

The statutory basis financial statements of Pan-American Assurance Company as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, included in this Prospectus, which is part of the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

There are no financial statements for the Separate Account because as of the date of this Prospectus, the Separate Account had not yet commenced operations.

Actuarial matters included in the Prospectus have been examined by Andrew M. Erman, FSA, MAAA, Vice President and Actuary of the Company, whose opinion is filed as an exhibit to the registration statement.

Financial Statements

Our financial statements included herein should be considered only as bearing upon our ability to meet our obligations under the Policies.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pan-American Assurance Company
New Orleans, Louisiana

   We have audited the accompanying statements of admitted assets, liabilities, capital and surplus--statutory basis of Pan-American Assurance Company (the "Company") (a wholly-owned subsidiary of Pan-American Life Insurance Company) as of December 31, 2000 and 1999, and the related statements of operations-- statutory basis, changes in capital and surplus--statutory basis, and cash flows--statutory basis for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As described in Note 1 to the financial statements, these financial statements were prepared in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Louisiana, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

   In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Pan-American Assurance Company as of December 31, 2000 and 1999, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2000.

   In our opinion, such financial statements present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Pan-American Assurance Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, on the basis of accounting described in Note 1.

Deloitte & Touche LLP
New Orleans, Louisiana

May 25, 2001

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

  STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL AND SURPLUS (Statutory-
                                     Basis)
                           December 31, 2000 and 1999

                                                        2000          1999
                                                    ------------  ------------
                      ASSETS

Cash and invested assets:
  Securities with fixed maturities (market
   $10,837,000 and $7,778,000 in 2000 and 1999,
   respectively)................................... $ 10,539,858  $  7,757,619
  Cash and short-term investments..................    1,932,781     6,492,397
                                                    ------------  ------------
    Total cash and invested assets.................   12,472,639    14,250,016
Investment income due and accrued..................      152,769       181,131
Receivable from parent, subsidiaries and
 affiliates........................................      279,589           --
Amounts recoverable from others....................      596,247       339,145
                                                    ------------  ------------
                                                    $ 13,501,244  $ 14,770,292
                                                    ============  ============

         LIABILITIES, CAPITAL AND SURPLUS

Life insurance policy reserves..................... $    908,153  $    935,358
Supplementary contracts without life
 contingencies.....................................    1,808,825     1,973,544
Contract deposit funds.............................      459,880       590,532
Asset valuation reserve (AVR)......................       46,003        40,124
Interest maintenance reserve (IMR).................       10,421        12,540
Other liabilities and accrued expenses.............      268,235     1,792,529
                                                    ------------  ------------
    Total liabilities..............................    3,501,517     5,344,627
                                                    ------------  ------------

Commitments and Contingencies......................          --            --

Capital and surplus:
  Common stock, $10 par value; authorized and
   outstanding, 250,000 shares in 2000 and 1999....    2,500,000     2,500,000
  Contributed surplus..............................   19,087,413    19,087,413
  Unassigned deficit...............................  (11,587,686)  (12,161,748)
                                                    ------------  ------------
    Total capital and surplus......................    9,999,727     9,425,665
                                                    ------------  ------------
                                                    $ 13,501,244  $ 14,770,292
                                                    ============  ============


               See notes to financial statements-statutory basis.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

                   STATEMENTS OF OPERATIONS (Statutory-Basis)
                  Years Ended December 31, 2000, 1999 and 1998

                                          2000          1999          1998
                                      ------------  ------------  ------------
Income:
  Premium income..................... $ 67,943,702  $ 68,218,261  $ 70,054,602
  Less: Reinsurance ceded............  (67,933,283)  (68,198,896)  (70,038,747)
                                      ------------  ------------  ------------
                                            10,419        19,365        15,855

  Commissions and expense allowances
   on reinsurance ceded..............   16,743,178    16,870,120    18,735,562
  Supplementary contracts without
   life contingencies................          --        722,009     1,070,511
  Net investment income..............      741,821       793,824       887,737
  Amortization of interest
   maintenance reserve...............        2,597         2,779         3,796
                                      ------------  ------------  ------------
                                        17,498,015    18,408,097    20,713,461
                                      ------------  ------------  ------------
Policy benefits and expenses:
  Payments on supplementary contracts
   with life contingencies...........       49,437        50,807        51,702
  Payments on supplementary contracts
   without life contingencies........      241,916       779,911       822,696
  Interest on policy funds...........       85,593        89,892       143,991
  (Decrease) increase in policy
   reserves..........................      (27,205)       69,062       (14,026)
  (Decrease) increase in reserve for
   supplementary contracts without
   life contingencies................     (164,719)      117,710       323,790
  Commissions........................    9,916,621     9,787,144    11,545,824
  General insurance expenses.........    6,834,848     7,088,045     7,197,984
  Insurance taxes, licenses and
   fees..............................      139,443       140,956       160,124
  Miscellaneous expense..............       20,500        75,000         8,999
                                      ------------  ------------  ------------
                                        17,096,434    18,198,527    20,241,084
                                      ------------  ------------  ------------
Gain from operations before income
 tax expense.........................      401,581       209,570       472,377
Income tax expense...................      139,644        70,076       164,003
                                      ------------  ------------  ------------
Net income........................... $    261,937  $    139,494  $    308,374
                                      ============  ============  ============


               See notes to financial statements-statutory basis.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

         STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (Statutory-Basis)
                  Years Ended December 31, 2000, 1999 and 1998

                                               2000        1999         1998
                                            ----------  -----------  ----------
Balance at beginning of year............... $9,425,665  $ 9,541,509  $9,257,121
Net income.................................    261,937      139,494     308,374
Change in nonadmitted assets...............    318,005     (260,446)    (16,152)
Change in asset valuation reserve..........     (5,880)       5,108      (7,834)
Paid-in capital............................        --     1,000,000         --
Dividends to stockholders..................        --    (1,000,000)        --
                                            ----------  -----------  ----------
Balance at end of year..................... $9,999,727  $ 9,425,665  $9,541,509
                                            ==========  ===========  ==========





               See notes to financial statements-statutory basis.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

                   STATEMENTS OF CASH FLOWS (Statutory-Basis)
                  Years Ended December 31, 2000, 1999 and 1998

                                           2000          1999          1998
                                       ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Life insurance premiums............  $ 67,943,702  $ 68,218,261  $ 70,054,602
  Supplementary contracts without
   life contingencies................           --        722,009     1,070,511
  Allowances and reserve adjustments
   received on reinsurance ceded.....    17,405,571    16,870,120    18,735,562
  Investment income received.........       778,878       731,750       852,643
                                       ------------  ------------  ------------
    Total cash received from
     operations......................    86,128,151    86,542,140    90,713,318
                                       ------------  ------------  ------------
  Policyholder benefits and
   surrenders paid...................      (375,729)     (931,763)   (1,054,202)
  Reinsurance premiums ceded.........   (67,933,283)  (68,198,896)  (70,038,747)
  Commissions, general insurance
   expenses, taxes, licenses and fees
   paid..............................   (17,553,305)  (17,016,145)  (18,898,987)
  Income tax paid....................           --         (2,300)          --
  Other..............................    (2,035,252)    1,478,432      (842,225)
                                       ------------  ------------  ------------
    Total cash paid from operations..   (87,897,569)  (84,670,672)  (90,834,161)
                                       ------------  ------------  ------------
    Net cash (used in) provided by
     operating activities............    (1,769,418)    1,871,468      (120,843)
                                       ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investments sold and
   matured...........................     2,676,529     1,803,929     5,274,631
  Cost of investments acquired.......    (5,466,727)   (1,753,114)   (8,159,756)
                                       ------------  ------------  ------------
    Net cash (used in) provided by
     investing activities............    (2,790,198)       50,815    (2,885,125)
                                       ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Paid-in capital....................           --      1,000,000           --
  Dividends to stockholders..........           --     (1,000,000)          --
                                       ------------  ------------  ------------
    Net cash provided by financing
     activities......................           --            --            --
                                       ------------  ------------  ------------
NET (DECREASE) INCREASE IN CASH AND
 SHORT-TERM INVESTMENTS..............    (4,559,616)    1,922,283    (3,005,968)
CASH AND SHORT-TERM INVESTMENTS AT
 BEGINNING OF YEAR...................     6,492,397     4,570,114     7,576,082
                                       ------------  ------------  ------------
CASH AND SHORT-TERM INVESTMENTS AT
 END OF YEAR.........................  $  1,932,781  $  6,492,397  $  4,570,114
                                       ============  ============  ============


               See notes to financial statements-statutory basis.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

                NOTES TO FINANCIAL STATEMENTS (Statutory-Basis)
                     Years Ended December 31, 2000 and 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements have been prepared in accordance with insurance accounting practices prescribed or permitted by the Insurance Department of the State of Louisiana and the National Association of Insurance Commissioners (NAIC). Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. These practices differ from accounting principles generally accepted in the United States of America, hereinafter referred to as "generally accepted accounting principles" (GAAP).

   The significant differences from GAAP include: (1) policy acquisition costs are charged to expense as incurred rather than deferred and amortized over the related premium-paying period; (2) policy reserves are based on statutory mortality, morbidity, and interest requirements without consideration of withdrawals and Company experience; (3) certain assets designated as "nonadmitted assets" are excluded from the balance sheet by direct charges to surplus; (4) reinsurance recoverables are netted against reserves and claim liabilities rather than reflected as an asset; (5) bonds held as available-for-sale are recorded at amortized cost or market value as determined by the NAIC rather than at fair value; (6) an Asset Valuation Reserve and Interest Maintenance Reserve as prescribed by the NAIC are not calculated under GAAP. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis as incurred and investment valuation allowances are provided when there has been a decline in value deemed other than temporary;
(7) investments in affiliates are carried at their net equity value with changes in value being recorded directly to surplus rather than consolidated in the financial statements; (8) no provision is made for the deferred income tax effects of temporary differences between book and tax basis reporting; and (9) certain items, including modifications to required policy reserves resulting from changes in actuarial assumptions are recorded directly to surplus rather than being reflected in income The effects of the foregoing variances from GAAP have not been determined, but are presumed to be material.

   In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (Codification). Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The state of Louisiana has required adoption of Codification (with certain modifications) for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of Codification (as modified by Louisiana) did not have a material effect on statutory capital and surplus.

   The significant accounting policies follow:

 Ownership and Business

   The Company is wholly-owned by Pan-American Life Insurance Company (PALIC) which sells or markets interest sensitive/universal life insurance policies. The Company and PALIC have entered into a reinsurance agreement whereby substantially all of the business written by the Company is automatically ceded to PALIC.

 Use of Estimates

   The preparation of financial statements in conformity with accounting principles prescribed or permitted by the Insurance Department of Louisiana requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

          NOTES TO FINANCIAL STATEMENTS (Statutory-Basis)--(Continued)
                     Years Ended December 31, 2000 and 1999

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash Equivalents

   For purposes of the statements of cash flows, the Company considers cash equivalents to be all short-term highly liquid investments, both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value.

 Investments

   Bond, notes, and other securities with fixed maturities eligible for amortization are stated at amortized cost. Short-term investments are stated at cost which, together with accrued interest thereon, approximates their market values. Investment income, which is reported net of investment expense, is recognized as earned.

 Future Policy Benefits, Losses and Claims

   Policy reserves on individual lives are based on statutory mortality and interest requirements without consideration of withdrawals. The majority of the Universal Life Insurance Policies are reserved using the 1958 and 1980 CSO 4.50% CRVM mortality tables and continuous functions. Additional reserves are established on policies whose cash surrender values exceed the reserves required using the respective mortality tables.

 Investment Valuation Reserves

   The NAIC mandates certain valuation reserves for possible losses on investments and a reserve that spreads interest-related gains and losses over time, which are carried as liabilities. These reserves are the Asset Valuation Reserve (AVR) and the Interest Maintenance Reserve (IMR). The AVR is designed to mitigate the effect of valuation losses for various classes of assets. Additionally, the formula and methodology utilized includes a default and equity component for each class of asset. Reserve percentages are calculated using both Company experience and predetermined percentages. The IMR is a single component reserve established for interest related realized gains and losses from fixed income investments. These gains and losses are then amortized into investment income over the remaining life of the investment sold.

 Revenue Recognition and Related Expenses

   Traditional life premiums are recognized as income over the premium paying period of the related policies. Universal life premiums are recognized as revenue when received. Unearned premium reserves are established to cover the unexpired portion of premiums written. Such reserves are computed by pro-rata methods. Premium ceded to other companies have been reported as a reduction of premium income.

   Expenses incurred in connection with acquiring new insurance business, including such acquisition costs as sales commissions, are charged to operations as incurred.

 Income Taxes

   The Company is included in the consolidated federal income tax returns filed by PALIC under the terms of a tax-sharing agreement between the companies. The provision for income taxes reported in the financial statements is computed on a separate return basis as if it were filing a return by itself. Deferred income taxes

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

          NOTES TO FINANCIAL STATEMENTS (Statutory-Basis)--(Continued)
                     Years Ended December 31, 2000 and 1999

resulting from temporary differences between statutory basis financial statements and tax basis of assets and liabilities are not provided for in the statutory accounts.

 Fair Value Disclosure of Financial Instruments

   Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments, whether or not recognized in the statement of financial position, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company (see Note 12).

 Reclassifications

   Certain reclassifications have been made to the 1998 and 1999 financial statements in order to conform to the classifications adopted for reporting in the 2000 financial statements.

2. RESTRICTED ASSETS AND SPECIAL DEPOSITS

   The admitted values of bonds on deposit with regulatory authorities at December 31, 2000 and 1999 were approximately $1,960,000 and $1,764,000, respectively. Compensating balances of $450,000 and $870,000 at December 31, 2000 and 1999, were on deposit with several banking institutions for banking services rendered.

3. INVESTMENTS

   The amortized cost and estimated market value of investments in securities with fixed maturities at December 31 are as follows:

                                                   2000
                               ----------------------------------------------
                                             Gross      Gross      Estimated
                                Amortized  Unrealized Unrealized    Market
                                  Cost       Gains      Losses       Value
                               ----------- ---------- ----------  -----------
   U. S. Government and
    agencies.................. $ 1,614,000  $ 56,000  $     --    $ 1,670,000
   Corporate bonds............   3,506,000    54,000   (104,000)    3,456,000
   Mortgage-backed
    securities................   5,420,000   319,000    (28,000)    5,711,000
                               -----------  --------  ---------   -----------
                               $10,540,000  $429,000  $(132,000)  $10,837,000
                               ===========  ========  =========   ===========
                                                   1999
                               ----------------------------------------------
                                             Gross      Gross      Estimated
                                Amortized  Unrealized Unrealized    Market
                                  Cost       Gains      Losses       Value
                               ----------- ---------- ----------  -----------
   U. S. Government and
    agencies.................. $ 1,417,000  $  1,000  $  (5,000)  $ 1,413,000
   Corporate bonds............   3,533,000   190,000     (2,000)    3,721,000
   Mortgage-backed
    securities................   2,808,000     1,000   (165,000)    2,644,000
                               -----------  --------  ---------   -----------
                               $ 7,758,000  $192,000  $(172,000)  $ 7,778,000
                               ===========  ========  =========   ===========

                        PAN-AMERICAN ASSURANCE COMPANY
      (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

         NOTES TO FINANCIAL STATEMENTS (Statutory-Basis)--(Continued)
                    Years Ended December 31, 2000 and 1999


   The market values for the marketable bonds and other securities with fixed maturities are determined based upon the quoted market prices for securities actively traded. With respect to bonds without an active market, the Company subscribes to several commercial pricing services which provide the estimated market values. Market values for privately placed bonds are determined utilizing a commercially available pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Utilizing this data, the model generates market values which the Company considers reflective of the current market value of each privately placed bond.

   The amortized cost and estimated market value of fixed maturity securities at December 31, 2000, by contractual maturity, are as shown below (in thousands). Debt securities not due at a single maturity date, including mortgage-backed securities, are included in a separate category. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                       Estimated
                                                             Amortized  Market
                                                               Cost      Value
                                                             --------- ---------
   Due in one year or less..................................  $   --    $   --
   Due after one year through five years....................    2,114     2,169
   Due after five years through ten years...................    2,127     2,098
   Due after ten years......................................      879       859
                                                              -------   -------
                                                                5,120     5,126
   Mortgage-backed securities...............................    5,420     5,711
                                                              -------   -------
                                                              $10,540   $10,837
                                                              =======   =======

   Proceeds from the sale and maturity of investments during 2000 were $2,677,000. Gross gains of $2,000 and gross losses of $1,000 were realized on these sales. Proceeds from the sale and maturity of investments during 1999 were $1,804,000. Gross gains of $10,000 were realized on these sales. Proceeds from the sale and maturity of investments during 1998 were $5,275,000. Gross gains of $1,800 were realized on these sales.

4. LIABILITY FOR UNPAID POLICY AND CONTRACT CLAIMS

   Activity in the liability for unpaid policy and contract claims is summarized as follows (in thousands):

                                                                   2000   1999
                                                                  ------ ------
   Balance at January 1.......................................... $2,353 $2,155
   Less reinsurance recoverables.................................  2,353  2,155
                                                                  ------ ------
   Net balance at January 1......................................    --     --
                                                                  ------ ------
   Total incurred................................................    291    831
                                                                  ------ ------
   Total paid....................................................    291    831
                                                                  ------ ------
   Net balance at December 31....................................    --     --
   Plus reinsurance recoverables.................................  6,064  2,353
                                                                  ------ ------
   Balance at December 31........................................ $6,064 $2,353
                                                                  ====== ======

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

          NOTES TO FINANCIAL STATEMENTS (Statutory-Basis)--(Continued)
                     Years Ended December 31, 2000 and 1999


5. OTHER LIABILITIES AND ACCRUED EXPENSES

   Other liabilities and accrued expenses are comprised of the following at December 31:

                                                           2000        1999
                                                         ---------  ----------
   Surrender values on cancelled policies............... $   1,000  $    1,000
   Federal income taxes accrued.........................   235,000      95,000
   Amounts withheld or retained by Company as agent or
    trustee.............................................    91,000      62,000
   Agents' credit balances..............................    76,000      83,000
   Remittances and items not allocated..................  (135,000)    349,000
   Payable to parent....................................       --    1,203,000
                                                         ---------  ----------
                                                         $ 268,000  $1,793,000
                                                         =========  ==========

6. RELATED PARTY TRANSACTIONS

   The Company and PALIC have entered into a service agreement whereby PALIC furnishes administrative services to the Company. These services include the research, development, marketing and sales of insurance products, the establishment and maintenance of accounting and other records, and the furnishing of other technical, investment and management services as required by the Company. In accordance with this service agreement, PALIC charges the Company for services performed, with these charges being subject to review by the Company. Substantially all general insurance expenses and certain investment expenses incurred by the Company in 2000, 1999 and 1998, were the result of charges under this service agreement. In 2000, 1999 and 1998 the Company was charged $6,827,000, $7,083,000 and $7,190,000, respectively, for services provided by PALIC.

   Approximately $229,000, $355,000 and $367,000 of gross premium income for 2000, 1999 and 1998, respectively, resulted from conversions, at the request of the policyholders, of policies previously issued by PALIC into the Company's universal life product. Interest computed on the intercompany receivable created pursuant to these conversions was not significant.

   The reserves for life insurance policy benefits are net of reinsurance ceded in the amounts of $643,010,000 in 2000 and $617,972,000 in 1999 to PALIC.
Policy and contract claims are net of reinsurance ceded in the amounts of $6,064,000 in 2000, $2,353,000 in 1999 and $2,155,000 in 1998 to PALIC.
Policyholders' benefits are net of reinsurance ceded in the amounts of $26,815,000 in 2000, $20,320,000 in 1999, and $21,435,000 in 1998 to PALIC.
However, the Company is contingently liable for reinsurance amounts in the event PALIC is unable to pay its portion of claims.

7. REINSURANCE

   Pan-American Assurance Company participates in reinsurance to reduce overall risks, including exposure to large losses and to effect business-sharing arrangements. The liabilities for policy reserves and policy contract claims are stated after deduction for reinsurance ceded to other companies; however, the Company remains primarily liable as the direct insurer on all risks reinsured. All of the reinsurance ceded is assumed by Pan-American Life Insurance Company.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

          NOTES TO FINANCIAL STATEMENTS (Statutory-Basis)--(Continued)
                     Years Ended December 31, 2000 and 1999


   The approximate amounts of premiums and reserves relating to reinsurance assumed and ceded as of and during the years ended December 31 are as follows (in thousands):

                                                            2000
                                            ------------------------------------
                                                       Ceded    Assumed
                                             Direct  to Other  From Other  Net
                                             Amount  Companies Companies  Amount
                                            -------- --------- ---------- ------
   Premiums:
    Life................................... $ 67,944 $ 67,933    $ --     $   11
                                            ======== ========    =====    ======
   Policy reserves:
    Life................................... $643,918 $643,010    $ --     $  908
    Supplementary contracts without
     life contingencies....................    1,809      --       --      1,809
                                            -------- --------    -----    ------
                                            $645,727 $643,010    $ --     $2,717
                                            ======== ========    =====    ======
   Policyholders' benefits................. $ 27,106 $ 26,815    $ --     $  291
                                            ======== ========    =====    ======

                                                            1999
                                            ------------------------------------
                                                       Ceded    Assumed
                                             Direct  to Other  From Other  Net
                                             Amount  Companies Companies  Amount
                                            -------- --------- ---------- ------
   Premiums:
    Life................................... $ 68,218 $ 68,199    $ --     $   19
                                            ======== ========    =====    ======
   Policy reserves:
    Life................................... $618,907 $617,972    $ --     $  935
    Supplementary contracts without
     life contingencies....................    1,974      --       --      1,974
                                            -------- --------    -----    ------
                                            $620,881 $617,972    $ --     $2,909
                                            ======== ========    =====    ======
   Policyholders' benefits................. $ 21,150 $ 20,320    $ --     $  830
                                            ======== ========    =====    ======

                                                            1998
                                            ------------------------------------
                                                       Ceded    Assumed
                                             Direct  to Other  From Other  Net
                                             Amount  Companies Companies  Amount
                                            -------- --------- ---------- ------
   Premiums:
    Life................................... $ 70,055 $ 70,039    $ --     $   16
                                            ======== ========    =====    ======
   Policy reserves:
    Life................................... $591,310 $590,444    $ --     $  866
    Supplementary contracts without
     life contingencies....................    1,856      --       --      1,856
                                            -------- --------    -----    ------
                                            $593,166 $590,444    $ --     $2,722
                                            ======== ========    =====    ======
   Policyholders' benefits................. $ 22,309 $ 21,434    $ --     $  875
                                            ======== ========    =====    ======

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

          NOTES TO FINANCIAL STATEMENTS (Statutory-Basis)--(Continued)
                     Years Ended December 31, 2000 and 1999


8. INVESTMENT INCOME

   Investment income for the years ended December 31 consists of:

                                                     2000      1999      1998
                                                   --------  --------  --------
   Bonds.......................................... $542,000  $590,000  $743,000
   Cash and short-term investments................  203,000   222,000   149,000
   Other securities with fixed maturities.........   48,000    53,000    55,000
                                                   --------  --------  --------
                                                    793,000   865,000   947,000
   Less investment expenses.......................  (51,000)  (71,000)  (59,000)
                                                   --------  --------  --------
   Net investment income.......................... $742,000  $794,000  $888,000
                                                   ========  ========  ========

9. INCOME TAXES

   The Company is included in the consolidated federal income tax return filed by PALIC under the terms of a tax-sharing agreement between the companies. The income tax provision is computed by applying the current federal corporate tax rate of 35% to gain from operations, adjusted as follows:

                                                     2000      1999      1998
                                                   --------  --------  --------
   Computed "expected" tax expense................ $ 92,000  $ 73,000  $165,000
   Capital gains..................................      --      4,000     1,000
   Other..........................................   48,000    (7,000)   (2,000)
                                                   --------  --------  --------
                                                   $140,000  $ 70,000  $164,000
                                                   ========  ========  ========

10. DIVIDEND LIMITATION

   Dividends to stockholders are limited by laws applicable to insurance companies. Under Louisiana law, the Company may pay a dividend without prior consent of the Louisiana Insurance Commissioner if the dividend does not exceed 15% of statutory surplus at the end of the preceding year. The Company paid dividends of $1,000,000 in 1999. No dividends were paid in 1998 or 2000.

11. COMMITMENTS AND CONTINGENCIES

   The Company has outstanding lawsuits and other claims arising in the ordinary course of business which, in management's opinion, will not result in any material impact on the financial condition of the Company.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each financial instrument for which it is practicable to estimate that value:

   Securities with Fixed Maturities--For bonds, and other securities with fixed maturities fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

   Cash and Short-Term Investments--For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

          NOTES TO FINANCIAL STATEMENTS (Statutory-Basis)--(Continued)
                     Years Ended December 31, 2000 and 1999


   Other Assets--The carrying amounts reported in the balance sheet for these financial instruments (primarily due from reinsurers) approximate those assets' fair values because of the short duration of time before conversion to cash.

   Investment Contracts--The fair value for supplementary contracts without life contingencies were estimated using discounted cash flow analyses.

   Contract Deposit Funds--The fair value of contract deposit funds was estimated as the cash surrender value of these contracts.

   Other Liabilities--The carrying amounts reported in the balance sheet for other financial instruments (primarily payables of a short-term nature) approximate those liabilities' fair values.

   The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2000 and 1999 are as follows (in thousands):

                                                     2000            1999
                                               ---------------- ---------------
                                               Carrying  Fair   Carrying  Fair
                                                Amount   Value   Amount  Value
                                               -------- ------- -------- ------
   Financial Assets:
     Securities with fixed maturities......... $10,540  $10,837  $7,758  $7,778
     Cash and short-term investments..........   1,933    1,933   6,492   6,492
     Other assets.............................   1,029    1,029     520     520
   Financial Liabilities:
     Investment contracts:
       Supplementary contracts without life
        contingencies.........................   1,809    1,798   1,974   1,962
     Contract deposit funds...................     460      433     591     556
     Other liabilities........................      32       32   1,793   1,793

   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair values are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                     ******

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

   CONDENSED STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL AND SURPLUS
                               (Statutory-Basis)
                      March 31, 2001 and December 31, 2000

                                                       2001          2000
                                                   ------------  ------------
                                                   (Unaudited)
                      ASSETS

Cash and invested assets:
  Bonds........................................... $ 10,818,690  $ 10,539,858
  Cash and short-term investments.................      964,061     1,932,781
                                                   ------------  ------------
    Total cash and invested assets................   11,782,751    12,472,639

Federal income tax recoverable....................       17,132           --
Investment income due and accrued.................      109,208       152,769
Amounts recoverable from others...................      178,516       875,838
Deposits clearing.................................    5,982,705           --
                                                   ------------  ------------
                                                   $ 18,070,312  $ 13,501,246
                                                   ============  ============

       LIABILITIES AND CAPITAL AND SURPLUS

Life insurance policy reserves.................... $    904,269  $    908,153
Supplementary contracts without life
 contingencies....................................    1,961,290     1,808,825
Contract deposit funds............................      410,124       459,880
Asset valuation reserve (AVR).....................       45,986        46,003
Interest maintenance reserves (IMR)...............        9,924        10,421
Remittances and items not allocated...............    4,201,258           --
Other liabilities and accrued expenses............      455,001       268,235
                                                   ------------  ------------
    Total liabilities.............................    7,987,852     3,501,517
                                                   ------------  ------------

Commitments and Contingencies

Capital and surplus:
  Common stock....................................    2,500,000     2,500,000
  Contributed surplus.............................   19,087,413    19,087,413
  Unassigned deficit..............................  (11,504,953)  (11,587,685)
                                                   ------------  ------------
    Total Capital and Surplus.....................   10,082,460     9,999,728
                                                   ------------  ------------
                                                   $ 18,070,312  $ 13,501,245
                                                   ============  ============

--------
* The condensed statement of admitted assets, liabilities, capital and surplus (statutory-basis) at December 31, 2000 has been taken from the audited statements at that date.


                  See note to condensed financial statements.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

              CONDENSED STATEMENTS OF OPERATIONS (Statutory-Basis)
                   Three Months Ended March 31, 2001 and 2000

                                                        2001          2000
                                                    ------------  ------------
                                                    (Unaudited)   (Unaudited)
Income:
  Premium income................................... $ 15,935,060  $ 16,714,717
  Less: Reinsurance ceded..........................  (15,667,445)  (16,513,995)
                                                    ------------  ------------
                                                         267,615       200,722

  Commissions and expense allowances on reinsurance
   ceded...........................................    2,663,095     4,200,240
  Net investment income............................      200,544       169,442
  Amortization of interest maintenance reserve.....          688           666
                                                    ------------  ------------
                                                       3,131,942     4,571,070

Policy benefits and expenses:
  Payments on supplementary contracts with life
   contingencies...................................       11,504        12,830
  Payments on supplementary contracts without life
   contingencies...................................      125,605       205,396
  Interest on policy funds.........................       44,868         7,249
  Increase (decrease) in reserve for supplementary
   contract without life contingencies.............      148,581        (6,656)
  Commisions.......................................    1,928,140     2,384,649
  General insurance expenses.......................      780,840     1,871,812
  Taxes, licenses and fees.........................       65,459        68,591
  Miscellaneous (income) expense...................       (1,784)        8,889
                                                    ------------  ------------
                                                       3,103,213     4,552,760

Gain from operations before income tax expense.....       28,729        18,310

Income tax (benefit) expense.......................       (2,507)        6,176
                                                    ------------  ------------
Net income......................................... $     31,236  $     12,134
                                                    ============  ============



                  See note to condensed financial statements.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

    CONDENSED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (Statutory-Basis)
                   Three Months Ended March 31, 2001 and 2000

                                                            2001        2000
                                                         ----------- -----------
                                                         (Unaudited) (Unaudited)
Balance at beginning of period.......................... $ 9,999,734 $9,425,668
  Net income............................................      31,236     12,134
  Change in nonadmitted assets..........................      51,473    223,017
  Change in asset valuation reserve.....................          17     13,180
                                                         ----------- ----------
Balance at end of period................................ $10,082,460 $9,673,999
                                                         =========== ==========





                  See note to condensed financial statements.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary of Pan-American Life Insurance Company)

              CONDENSED STATEMENTS OF CASH FLOWS (Statutory-Basis)
                   Three Months Ended March 31, 2001 and 2000

                                                        2001          2000
                                                    ------------  ------------
                                                    (Unaudited)   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Life insurance premiums.......................... $ 15,935,060  $ 16,714,717
  Supplementary contracts without life
   contingencies...................................          --        200,722
  Allowances and reserve adjustments received on
   reinsurance ceded...............................    2,663,095     4,200,240
  Investment income received.......................      200,544       156,125
                                                    ------------  ------------
    Total cash received from operations............   18,798,699    21,271,804
                                                    ------------  ------------
  Policyholder benefits and surrenders paid........     (181,976)     (222,636)
  Reinsurance premiums ceded.......................  (15,667,445)  (16,714,717)
  Commissions, general insurance expenses, taxes,
   licenses and fees paid..........................   (2,774,439)   (4,325,052)
  Income tax paid..................................        2,507           --
  Other............................................     (862,941)   (5,211,062)
                                                    ------------  ------------
    Total cash paid from operations................  (19,484,294)  (26,473,467)
                                                    ------------  ------------
    Net cash used in operating activities..........     (685,595)   (5,201,663)
                                                    ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investments sold and matured.......       55,432       674,553
  Cost of investments acquired.....................     (338,557)          --
                                                    ------------  ------------
    Net cash (used in) provided by investing
     activities....................................     (283,125)      674,553
                                                    ------------  ------------
NET DECREASE IN CASH AND SHORT-TERM INVESTMENTS....     (968,720)   (4,527,110)
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF
 PERIOD............................................    1,932,781     6,492,397
                                                    ------------  ------------
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD... $    964,061  $  1,965,287
                                                    ============  ============



                  See note to condensed financial statements.

                         PAN-AMERICAN ASSURANCE COMPANY
       (A Wholly-Owned Subsidiary Of Pan-American Life Insurance Company)

            NOTE TO CONDENSED FINANCIAL STATEMENTS (Statutory Basis)
                                  (Unaudited)
           At and For the Three Months Ended March 31, 2001 and 2000

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accompanying unaudited condensed financial statements have been prepared in accordance with insurance accounting practices prescribed or permitted by the Insurance Department of the State of Louisiana and the National Association of Insurance Commissioners (NAIC) and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes normally included in complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for the entire year. For further information, refer to the financial statements and notes thereof of Pan-American Assurance Company for the years ended December 31, 2000 and 1999 included elsewhere herein.

APPENDIX A
ILLUSTRATIONS OF POLICY VALUES



The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Accumulated Values, Cash Surrender Values and Death Benefits under a Policy covering an insured of a given age on the Policy Date, would vary over time if the Planned Premium Payments were paid annually and the return on the assets in each portfolio were an assumed uniform gross annual rates of 0%, 6% and 12% (net annual rates of -1.89%, 4.07% and 10.02% for the first ten policy years and -1.54%, 4.43% and 10.41% thereafter). The values would be different from those shown if the gross returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown. The tables also show Planned Premium Payments accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be considered a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return illustrated and will depend on a number of factors including the investment allocations you make and prevailing rates. These illustrations assume that the Premiums are allocated equally among the Separate Account Funds available under the Policy, and that no amounts are allocated to the Fixed Account.

The illustrations reflect the fact that the net investment returns on the assets held in the Separate Account Funds is lower than the gross after tax return of the selected underlying Portfolios. The tables assume a simple arithmetic average annual expense ratio of 1.15% of the average daily net assets of the portfolios available. The tables also assumes that the waivers and/or reimbursements, if any, for the available portfolios will continue for the periods shown.



The illustrations also reflect the deduction of the Premium Expense and Monthly Deduction for the hypothetical Insured. The Surrender Charge is reflected in the Cash Surrender Value column. Our current cost of insurance charges and the guaranteed maximum cost of insurance charges that we have a contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Separate Account and assume no loan amount or partial withdrawals/surrenders or charges for supplemental and/or rider benefits.



The illustrations are based on our Preferred Plus rating class. Upon request, you will be furnished with a comparable illustration based on the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables. Because the Death Benefit values vary depending on the Death Benefit Option in effect, benefit options are illustrated separately.



The illustrations show Accumulated Values that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated and all Net Premiums are allocated to Separate Account Funds.



           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2


ILLUSTRATION FOR :   JOHN DOE          ISSUE AGE  : 35
                                       GENDER :     MALE
                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT: $     250,000   INITIAL OPTION : 1    (LEVEL)
                                       INITIAL PREMIUM :    $      3,000.00
                                       PAYMENT MODE :            (ANNUALLY)


GROSS INTEREST RATE : 0.00% (NET -1.89% FOR THE FIRST TEN YEARS AND -1.54% THEREAFTER)



                    PREMIUM        ---- GUARANTEED CHARGES---              -------  CURRENT CHARGES----
             PAID   ACCUM         ACCUM      CASH SURR      DEATH        ACCUM         CASH SURR     DEATH
AGE   YEAR PREMIUM   AT 5 %       VALUE         VALUE      BENEFIT       VALUE           VALUE      BENEFIT
----- ----- ------- --------  ---------------------------  -------   --------------------------------------

 36    1     3,000       3,150       1,331           0      250,000       1,558           0      250,000
 37    2     3,000       6,458       3,656           0      250,000       4,060          60      250,000
 38    3     3,000       9,930       5,955       1,955      250,000       6,453       2,453      250,000
 39    4     3,000      13,577       8,230       4,230      250,000       8,763       4,763      250,000
 40    5     3,000      17,406      10,481       6,481      250,000      11,003       7,003      250,000
 41    6     3,000      21,426      12,708       9,108      250,000      13,182       9,582      250,000
 42    7     3,000      25,647      14,884      11,684      250,000      15,286      12,086      250,000
 43    8     3,000      30,080      17,037      14,237      250,000      17,315      14,515      250,000
 44    9     3,000      34,734      19,141      16,741      250,000      19,266      16,866      250,000
 45   10     3,000      39,620      21,196      19,196      250,000      21,174      19,174      250,000
 46   11     3,000      44,751      23,203      21,603      250,000      23,117      21,517      250,000
 47   12     3,000      50,139      25,163      23,963      250,000      25,022      23,822      250,000
 48   13     3,000      55,796      27,076      26,276      250,000      26,887      26,087      250,000
 49   14     3,000      61,736      28,917      28,517      250,000      28,715      28,315      250,000
 50   15     3,000      67,972      30,687      30,687      250,000      30,505      30,505      250,000
 51   16     3,000      74,521      32,387      32,387      250,000      32,259      32,259      250,000
 52   17     3,000      81,397      33,992      33,992      250,000      33,977      33,977      250,000
 53   18     3,000      88,617      35,502      35,502      250,000      35,660      35,660      250,000
 54   19     3,000      96,198      36,894      36,894      250,000      37,308      37,308      250,000
 55   20     3,000     104,158      38,168      38,168      250,000      38,922      38,922      250,000
 56   21     3,000     112,516      39,299      39,299      250,000      40,503      40,503      250,000
 57   22     3,000     121,291      40,263      40,263      250,000      42,009      42,009      250,000
 58   23     3,000     130,506      41,060      41,060      250,000      43,436      43,436      250,000
 59   24     3,000     140,181      41,665      41,665      250,000      44,779      44,779      250,000
 60   25     3,000     150,340      42,053      42,053      250,000      46,032      46,032      250,000
 61   26     3,000     161,007      42,220      42,220      250,000      47,187      47,187      250,000
 62   27     3,000     172,208      42,116      42,116      250,000      48,238      48,238      250,000
 63   28     3,000     183,968      41,686      41,686      250,000      49,176      49,176      250,000
 64   29     3,000     196,317      40,899      40,899      250,000      49,998      49,998      250,000
 65   30     3,000     209,282      39,696      39,696      250,000      50,695      50,695      250,000
 66   31     3,000     222,896      38,038      38,038      250,000      51,258      51,258      250,000
 67   32     3,000     237,191      35,859      35,859      250,000      51,677      51,677      250,000
 68   33     3,000     252,201      33,083      33,083      250,000      51,937      51,937      250,000
 69   34     3,000     267,961      29,654      29,654      250,000      52,026      52,026      250,000
 70   35     3,000     284,509      25,483      25,483      250,000      51,927      51,927      250,000
 71   36     3,000     301,884      20,438      20,438      250,000      51,623      51,623      250,000
 72   37     3,000     320,129      14,202      14,202      250,000      51,099      51,099      250,000
 73   38     3,000     339,285       6,818       6,818      250,000      50,337      50,337      250,000
 74   39     3,000     359,399                                           49,317      49,317      250,000
 75   40     3,000     380,519                                           48,011      48,011      250,000
 76   41     3,000     402,695                                           46,383      46,383      250,000
 77   42     3,000     425,980                                           44,394      44,394      250,000
 78   43     3,000     450,429                                           41,997      41,997      250,000
 79   44     3,000     476,100                                           39,139      39,139      250,000
 80   45     3,000     503,055                                           35,765      35,765      250,000
 81   46     3,000     531,358                                           31,811      31,811      250,000
 82   47     3,000     561,076                                           27,209      27,209      250,000
 83   48     3,000     592,280                                           21,886      21,886      250,000
 84   49     3,000     625,044                                           15,754      15,754      250,000
 85   50     3,000     659,446                                            8,684       8,684      250,000
 86   51     3,000     695,568                                              523         523      250,000



           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JANE DOE          ISSUE AGE  :  35
                                       GENDER : FEMALE
                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT: $     250,000   INITIAL OPTION : 1    (LEVEL)
                                       INITIAL PREMIUM :    $      2,600.00
                                       PAYMENT MODE :            (ANNUALLY)

                         PREMIUM         ---- GUARANTEED CHARGES---            --------  CURRENT CHARGES-------
              PAID       ACCUM         ACCUM      CASH SURR      DEATH        ACCUM    CASH SURR     DEATH
AGE   YEAR  PREMIUM      AT 5 %        VALUE         VALUE      BENEFIT       VALUE      VALUE      BENEFIT
----- ----- ------- --- --------   ---------------------------  -------   --------------------------------------

 36    1     2,600        2,730       1,013             0      250,000       1,208           0      250,000
 37    2     2,600        5,597       3,019           219      250,000       3,377         577      250,000
 38    3     2,600        8,606       4,998         2,198      250,000       5,466       2,666      250,000
 39    4     2,600       11,767       6,951         4,151      250,000       7,467       4,667      250,000
 40    5     2,600       15,085       8,880         6,080      250,000       9,390       6,590      250,000
 41    6     2,600       18,569      10,783         8,263      250,000      11,238       8,718      250,000
 42    7     2,600       22,228      12,633        10,393      250,000      13,014      10,774      250,000
 43    8     2,600       26,069      14,459        12,499      250,000      14,723      12,763      250,000
 44    9     2,600       30,103      16,233        14,553      250,000      16,373      14,693      250,000
 45   10     2,600       34,338      17,984        16,584      250,000      17,994      16,594      250,000
 46   11     2,600       38,785      19,685        18,565      250,000      19,643      18,523      250,000
 47   12     2,600       43,454      21,336        20,496      250,000      21,270      20,430      250,000
 48   13     2,600       48,356      22,965        22,405      250,000      22,874      22,314      250,000
 49   14     2,600       53,504      24,546        24,266      250,000      24,457      24,177      250,000
 50   15     2,600       58,909      26,051        26,051      250,000      26,018      26,018      250,000
 51   16     2,600       64,585      27,510        27,510      250,000      27,558      27,558      250,000
 52   17     2,600       70,544      28,895        28,895      250,000      29,077      29,077      250,000
 53   18     2,600       76,801      30,233        30,233      250,000      30,576      30,576      250,000
 54   19     2,600       83,371      31,473        31,473      250,000      32,053      32,053      250,000
 55   20     2,600       90,270      32,642        32,642      250,000      33,511      33,511      250,000
 56   21     2,600       97,514      33,713        33,713      250,000      34,962      34,962      250,000
 57   22     2,600      105,119      34,688        34,688      250,000      36,359      36,359      250,000
 58   23     2,600      113,105      35,566        35,566      250,000      37,699      37,699      250,000
 59   24     2,600      121,490      36,374        36,374      250,000      38,981      38,981      250,000
 60   25     2,600      130,295      37,086        37,086      250,000      40,201      40,201      250,000
 61   26     2,600      139,540      37,676        37,676      250,000      41,360      41,360      250,000
 62   27     2,600      149,247      38,144        38,144      250,000      42,456      42,456      250,000
 63   28     2,600      159,439      38,439        38,439      250,000      43,486      43,486      250,000
 64   29     2,600      170,141      38,509        38,509      250,000      44,449      44,449      250,000
 65   30     2,600      181,378      38,326        38,326      250,000      45,342      45,342      250,000
 66   31     2,600      193,177      37,861        37,861      250,000      46,160      46,160      250,000
 67   32     2,600      205,566      37,084        37,084      250,000      46,899      46,899      250,000
 68   33     2,600      218,574      35,988        35,988      250,000      47,553      47,553      250,000
 69   34     2,600      232,233      34,564        34,564      250,000      48,117      48,117      250,000
 70   35     2,600      246,574      32,777        32,777      250,000      48,583      48,583      250,000
 71   36     2,600      261,633      30,560        30,560      250,000      48,940      48,940      250,000
 72   37     2,600      277,445      27,818        27,818      250,000      49,176      49,176      250,000
 73   38     2,600      294,047      24,417        24,417      250,000      49,271      49,271      250,000
 74   39     2,600      311,479      20,185        20,185      250,000      49,206      49,206      250,000
 75   40     2,600      329,783      14,929        14,929      250,000      48,954      48,954      250,000
 76   41     2,600      349,003       8,458         8,458      250,000      48,485      48,485      250,000
 77   42     2,600      369,183         550           550      250,000      47,766      47,766      250,000
 78   43     2,600      390,372                                             46,756      46,756      250,000
 79   44     2,600      412,620                                             45,412      45,412      250,000
 80   45     2,600      435,981                                             43,685      43,685      250,000
 81   46     2,600      460,510                                             41,524      41,524      250,000
 82   47     2,600      486,266                                             38,874      38,874      250,000
 83   48     2,600      513,309                                             35,675      35,675      250,000
 84   49     2,600      541,705                                             31,858      31,858      250,000
 85   50     2,600      571,520                                             27,348      27,348      250,000
 86   51     2,600      602,826                                             22,058      22,058      250,000
 87   52     2,600      635,697                                             15,890      15,890      250,000
 88   53     2,600      670,212                                              8,730       8,730      250,000
 89   54     2,600      706,453                                                445         445      250,000




           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JOHN DOE          ISSUE AGE  :  35
                                       GENDER : MALE
                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT: $ 250,000       INITIAL OPTION : 1    (LEVEL)
                                       INITIAL PREMIUM: $     3,000.00
                                       PAYMENT MODE :     (ANNUALLY)


GROSS INTEREST RATE : 6.00% (NET 4.07% FOR THE FIRST TEN YEARS AND 4.43% THEREAFTER)

                        PREMIUM        ---- GUARANTEED CHARGES---             --------  CURRENT CHARGES-------
             PAID       ACCUM         ACCUM      CASH SURR      DEATH        ACCUM         CASH SURR     DEATH
AGE   YEAR PREMIUM      AT 5 %       VALUE         VALUE      BENEFIT       VALUE           VALUE      BENEFIT
----- ----- --------   --------  ---------------------------  -------   --------------------------------------

 36    1     3,000       3,150        1,413            0      250,000       1,687            0     250,000
 37    2     3,000       6,458        3,900            0      250,000       4,448          448     250,000
 38    3     3,000       9,930        6,462        2,462      250,000       7,258        3,258     250,000
 39    4     3,000      13,577        9,104        5,104      250,000      10,142        6,142     250,000
 40    5     3,000      17,406       11,830        7,830      250,000      13,120        9,120     250,000
 41    6     3,000      21,426       14,644       11,044      250,000      16,199       12,599     250,000
 42    7     3,000      25,647       17,522       14,322      250,000      19,372       16,172     250,000
 43    8     3,000      30,080       20,496       17,696      250,000      22,638       19,838     250,000
 44    9     3,000      34,734       23,544       21,144      250,000      26,001       23,601     250,000
 45   10     3,000      39,620       26,670       24,670      250,000      29,497       27,497     250,000
 46   11     3,000      44,751       29,985       28,385      250,000      33,246       31,646     250,000
 47   12     3,000      50,139       33,406       32,206      250,000      37,156       35,956     250,000
 48   13     3,000      55,796       36,938       36,138      250,000      41,236       40,436     250,000
 49   14     3,000      61,736       40,564       40,164      250,000      45,492       45,092     250,000
 50   15     3,000      67,972       44,290       44,290      250,000      49,935       49,935     250,000
 51   16     3,000      74,521       48,125       48,125      250,000      54,572       54,572     250,000
 52   17     3,000      81,397       52,051       52,051      250,000      59,415       59,415     250,000
 53   18     3,000      88,617       56,078       56,078      250,000      64,473       64,473     250,000
 54   19     3,000      96,198       60,190       60,190      250,000      69,758       69,758     250,000
 55   20     3,000     104,158       64,398       64,398      250,000      75,279       75,279     250,000
 56   21     3,000     112,516       68,689       68,689      250,000      81,049       81,049     250,000
 57   22     3,000     121,291       73,051       73,051      250,000      87,046       87,046     250,000
 58   23     3,000     130,506       77,497       77,497      250,000      93,279       93,279     250,000
 59   24     3,000     140,181       82,017       82,017      250,000      99,757       99,757     250,000
 60   25     3,000     150,340       86,605       86,605      250,000     106,492      106,492     250,000
 61   26     3,000     161,007       91,273       91,273      250,000     113,493      113,493     250,000
 62   27     3,000     172,208       95,999       95,999      250,000     120,774      120,774     250,000
 63   28     3,000     183,968      100,763      100,763      250,000     128,350      128,350     250,000
 64   29     3,000     196,317      105,563      105,563      250,000     136,237      136,237     250,000
 65   30     3,000     209,282      110,383      110,383      250,000     144,456      144,456     250,000
 66   31     3,000     222,896      115,228      115,228      250,000     153,028      153,028     250,000
 67   32     3,000     237,191      120,087      120,087      250,000     161,976      161,976     250,000
 68   33     3,000     252,201      124,951      124,951      250,000     171,326      171,326     250,000
 69   34     3,000     267,961      129,833      129,833      250,000     181,109      181,109     250,000
 70   35     3,000     284,509      134,731      134,731      250,000     191,361      191,361     250,000
 71   36     3,000     301,884      139,633      139,633      250,000     202,122      202,122     250,000
 72   37     3,000     320,129      144,454      144,454      250,000     213,440      213,440     250,000
 73   38     3,000     339,285      149,293      149,293      250,000     225,373      225,373     250,164
 74   39     3,000     359,399      154,069      154,069      250,000     237,927      237,927     259,340
 75   40     3,000     380,519      158,766      158,766      250,000     251,072      251,072     268,647
 76   41     3,000     402,695      163,398      163,398      250,000     264,850      264,850     278,092
 77   42     3,000     425,980      167,973      167,973      250,000     279,200      279,200     293,160
 78   43     3,000     450,429      172,516      172,516      250,000     294,143      294,143     308,851
 79   44     3,000     476,100      177,079      177,079      250,000     309,699      309,699     325,184
 80   45     3,000     503,055      181,696      181,696      250,000     325,886      325,886     342,180
 81   46     3,000     531,358      186,389      186,389      250,000     342,725      342,725     359,861
 82   47     3,000     561,076      191,195      191,195      250,000     360,236      360,236     378,248
 83   48     3,000     592,280      196,156      196,156      250,000     378,440      378,440     397,362
 84   49     3,000     625,044      201,342      201,342      250,000     397,357      397,357     417,225
 85   50     3,000     659,446      206,864      206,864      250,000     417,005      417,005     437,856
 86   51     3,000     695,568      212,906      212,906      250,000     437,401      437,401     459,271
 87   52     3,000     733,497      219,739      219,739      250,000     458,561      458,561     481,489
 88   53     3,000     773,322      227,745      227,745      250,000     480,500      480,500     504,525
 89   54     3,000     815,138      237,467      237,467      250,000     503,233      503,233     528,394
 90   55     3,000     859,045      248,273      248,273      260,687     526,774      526,774     553,112
 91   56     3,000     905,147      259,242      259,242      272,204     551,139      551,139     578,696
 92   57     3,000     953,554      270,999      270,999      281,839     576,765      576,765     599,836
 93   58     3,000   1,004,382      283,693      283,693      292,203     603,790      603,790     621,904
 94   59     3,000   1,057,751      297,497      297,497      303,447     632,371      632,371     645,018
 95   60     3,000   1,113,789      312,623      312,623      315,749     662,687      662,687     669,314
 96   61     3,000   1,172,628      329,368      329,368      329,368     694,946      694,946     694,946
 97   62     3,000   1,234,410      346,855      346,855      346,855     728,634      728,634     728,634
 98   63     3,000   1,299,280      365,117      365,117      365,117     763,814      763,814     763,814
 99   64     3,000   1,367,394      384,189      384,189      384,189     800,554      800,554     800,554
100   65     3,000   1,438,914      404,106      404,106      404,106     838,922      838,922     838,922
101   66         0   1,510,859      416,126      416,126      416,126     863,986      863,986     863,986
102   67         0   1,586,402      428,610      428,610      428,610     889,906      889,906     889,906
103   68         0   1,665,723      441,468      441,468      441,468     916,603      916,603     916,603
104   69         0   1,749,009      454,712      454,712      454,712     944,101      944,101     944,101
105   70         0   1,836,459      468,353      468,353      468,353     972,424      972,424     972,424




           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JANE DOE          ISSUE AGE  :  35
                                       GENDER : FEMALE
                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT:  $ 250,000      INITIAL OPTION : 1    (LEVEL)
                                       INITIAL PREMIUM :    $      2,600.00
                                       PAYMENT MODE :             (ANNUALLY)


GROSS INTEREST RATE : 6.00% (NET 4.07% FOR THE FIRST TEN YEARS AND 4.43% THEREAFTER)


                        PREMIUM          ---- GUARANTEED CHARGES---           --------  CURRENT CHARGES-------
              PAID      ACCUM         ACCUM      CASH SURR      DEATH        ACCUM         CASH SURR     DEATH
AGE   YEAR  PREMIUM     AT 5 %        VALUE         VALUE      BENEFIT       VALUE           VALUE      BENEFIT
----- ----- ------- -- --------   ---------------------------  -------   --------------------------------------

 36    1     2,600       2,730       1,081            0     250,000       1,315            0     250,000
 37    2     2,600       5,597       3,221          421     250,000       3,699          899     250,000
 38    3     2,600       8,606       5,421        2,621     250,000       6,141        3,341     250,000
 39    4     2,600      11,767       7,685        4,885     250,000       8,632        5,832     250,000
 40    5     2,600      15,085      10,016        7,216     250,000      11,184        8,384     250,000
 41    6     2,600      18,569      12,416        9,896     250,000      13,801       11,281     250,000
 42    7     2,600      22,228      14,862       12,622     250,000      16,487       14,247     250,000
 43    8     2,600      26,069      17,385       15,425     250,000      19,250       17,290     250,000
 44    9     2,600      30,103      19,960       18,280     250,000      22,101       20,421     250,000
 45   10     2,600      34,338      22,619       21,219     250,000      25,072       23,672     250,000
 46   11     2,600      38,785      25,429       24,309     250,000      28,256       27,136     250,000
 47   12     2,600      43,454      28,317       27,477     250,000      31,587       30,747     250,000
 48   13     2,600      48,356      31,316       30,756     250,000      35,072       34,512     250,000
 49   14     2,600      53,504      34,406       34,126     250,000      38,719       38,439     250,000
 50   15     2,600      58,909      37,565       37,565     250,000      42,534       42,534     250,000
 51   16     2,600      64,585      40,826       40,826     250,000      46,525       46,525     250,000
 52   17     2,600      70,544      44,170       44,170     250,000      50,701       50,701     250,000
 53   18     2,600      76,801      47,628       47,628     250,000      55,071       55,071     250,000
 54   19     2,600      83,371      51,158       51,158     250,000      59,643       59,643     250,000
 55   20     2,600      90,270      54,791       54,791     250,000      64,426       64,426     250,000
 56   21     2,600      97,514      58,513       58,513     250,000      69,441       69,441     250,000
 57   22     2,600     105,119      62,330       62,330     250,000      74,659       74,659     250,000
 58   23     2,600     113,105      66,252       66,252     250,000      80,088       80,088     250,000
 59   24     2,600     121,490      70,311       70,311     250,000      85,736       85,736     250,000
 60   25     2,600     130,295      74,493       74,493     250,000      91,614       91,614     250,000
 61   26     2,600     139,540      78,790       78,790     250,000      97,732       97,732     250,000
 62   27     2,600     149,247      83,211       83,211     250,000     104,104      104,104     250,000
 63   28     2,600     159,439      87,730       87,730     250,000     110,741      110,741     250,000
 64   29     2,600     170,141      92,320       92,320     250,000     117,657      117,657     250,000
 65   30     2,600     181,378      96,976       96,976     250,000     124,868      124,868     250,000
 66   31     2,600     193,177     101,695      101,695     250,000     132,388      132,388     250,000
 67   32     2,600     205,566     106,475      106,475     250,000     140,234      140,234     250,000
 68   33     2,600     218,574     111,335      111,335     250,000     148,423      148,423     250,000
 69   34     2,600     232,233     116,293      116,293     250,000     156,975      156,975     250,000
 70   35     2,600     246,574     121,355      121,355     250,000     165,913      165,913     250,000
 71   36     2,600     261,633     126,513      126,513     250,000     175,258      175,258     250,000
 72   37     2,600     277,445     131,747      131,747     250,000     185,036      185,036     250,000
 73   38     2,600     294,047     137,030      137,030     250,000     195,276      195,276     250,000
 74   39     2,600     311,479     142,325      142,325     250,000     206,011      206,011     250,000
 75   40     2,600     329,783     147,605      147,605     250,000     217,279      217,279     250,000
 76   41     2,600     349,003     152,861      152,861     250,000     229,128      229,128     250,000
 77   42     2,600     369,183     158,091      158,091     250,000     241,607      241,607     253,687
 78   43     2,600     390,372     163,324      163,324     250,000     254,644      254,644     267,376
 79   44     2,600     412,620     168,574      168,574     250,000     268,227      268,227     281,639
 80   45     2,600     435,981     173,874      173,874     250,000     282,376      282,376     296,494
 81   46     2,600     460,510     179,221      179,221     250,000     297,107      297,107     311,963
 82   47     2,600     486,266     184,639      184,639     250,000     312,441      312,441     328,063
 83   48     2,600     513,309     190,138      190,138     250,000     328,396      328,396     344,816
 84   49     2,600     541,705     195,757      195,757     250,000     344,991      344,991     362,241
 85   50     2,600     571,520     201,578      201,578     250,000     362,245      362,245     380,357
 86   51     2,600     602,826     207,718      207,718     250,000     380,176      380,176     399,185
 87   52     2,600     635,697     214,367      214,367     250,000     398,804      398,804     418,744
 88   53     2,600     670,212     221,778      221,778     250,000     418,146      418,146     439,053
 89   54     2,600     706,453     230,326      230,326     250,000     438,220      438,220     460,131
 90   55     2,600     744,505     240,489      240,489     252,514     459,044      459,044     481,996
 91   56     2,600     784,461     251,202      251,202     263,762     480,636      480,636     504,668
 92   57     2,600     826,414     262,591      262,591     273,095     503,295      503,295     523,427
 93   58     2,600     870,464     274,797      274,797     283,041     527,126      527,126     542,940
 94   59     2,600     916,718     287,988      287,988     293,748     552,251      552,251     563,296
 95   60     2,600     965,284     302,382      302,382     305,406     578,807      578,807     584,595
 96   61     2,600   1,016,278     318,280      318,280     318,280     606,954      606,954     606,954
 97   62     2,600   1,069,822     334,882      334,882     334,882     636,349      636,349     636,349
 98   63     2,600   1,126,043     352,220      352,220     352,220     667,047      667,047     667,047
 99   64     2,600   1,185,075     370,326      370,326     370,326     699,104      699,104     699,104
100   65     2,600   1,247,059     389,235      389,235     389,235     732,583      732,583     732,583
101   66         0   1,309,411     400,809      400,809     400,809     754,457      754,457     754,457
102   67         0   1,374,882     412,833      412,833     412,833     777,091      777,091     777,091
103   68         0   1,443,626     425,218      425,218     425,218     800,404      800,404     800,404
104   69         0   1,515,807     437,975      437,975     437,975     824,416      824,416     824,416
105   70         0   1,591,598     451,114      451,114     451,114     849,148      849,148     849,148




           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JOHN DOE                          ISSUE AGE  :  35
                                                       GENDER : MALE
                                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT: $ 250,000            INITIAL OPTION : 1    (LEVEL)
                                            INITIAL PREMIUM: $    3,000.00
                                            PAYMENT MODE :     (ANNUALLY)


GROSS INTEREST RATE : 12.00% (NET 10.02% FOR THE FIRST TEN YEARS AND 10.41% THEREAFTER)

                         PREMIUM         ---- GUARANTEED CHARGES---             --------  CURRENT CHARGES-------
              PAID       ACCUM         ACCUM      CASH SURR      DEATH        ACCUM         CASH SURR     DEATH
AGE   YEAR  PREMIUM      AT 5 %        VALUE         VALUE      BENEFIT       VALUE           VALUE      BENEFIT
----- ----- ------- --- --------   ---------------------------  -------   --------------------------------------
 36    1     3,000        3,150        1,535            0      250,000         1,816             0       250,000
 37    2     3,000        6,458        4,270          270      250,000         4,852           852       250,000
 38    3     3,000        9,930        7,255        3,255      250,000         8,126         4,126       250,000
 39    4     3,000       13,577       10,514        6,514      250,000        11,689         7,689       250,000
 40    5     3,000       17,406       14,078       10,078      250,000        15,585        11,585       250,000
 41    6     3,000       21,426       17,978       14,378      250,000        19,854        16,254       250,000
 42    7     3,000       25,647       22,220       19,020      250,000        24,519        21,319       250,000
 43    8     3,000       30,080       26,871       24,071      250,000        29,620        26,820       250,000
 44    9     3,000       34,734       31,947       29,547      250,000        35,199        32,799       250,000
 45   10     3,000       39,620       37,492       35,492      250,000        41,340        39,340       250,000
 46   11     3,000       44,751       43,715       42,115      250,000        48,266        46,666       250,000
 47   12     3,000       50,139       50,556       49,356      250,000        55,916        54,716       250,000
 48   13     3,000       55,796       58,088       57,288      250,000        64,367        63,567       250,000
 49   14     3,000       61,736       66,364       65,964      250,000        73,707        73,307       250,000
 50   15     3,000       67,972       75,473       75,473      250,000        84,031        84,031       250,000
 51   16     3,000       74,521       85,511       85,511      250,000        95,445        95,445       250,000
 52   17     3,000       81,397       96,568       96,568      250,000       108,067       108,067       250,000
 53   18     3,000       88,617      108,768      108,768      250,000       122,028       122,028       250,000
 54   19     3,000       96,198      122,232      122,232      250,000       137,471       137,471       250,000
 55   20     3,000      104,158      137,118      137,118      250,000       154,557       154,557       250,000
 56   21     3,000      112,516      153,591      153,591      250,000       173,461       173,461       260,191
 57   22     3,000      121,291      171,843      171,843      250,891       194,314       194,314       283,699
 58   23     3,000      130,506      192,019      192,019      272,666       217,306       217,306       308,575
 59   24     3,000      140,181      214,210      214,210      295,609       242,658       242,658       334,867
 60   25     3,000      150,340      238,625      238,625      319,758       270,614       270,614       362,623
 61   26     3,000      161,007      265,513      265,513      345,167       301,449       301,449       391,884
 62   27     3,000      172,208      295,053      295,053      377,668       335,435       335,435       429,357
 63   28     3,000      183,968      327,498      327,498      412,648       372,895       372,895       469,848
 64   29     3,000      196,317      363,142      363,142      450,296       414,186       414,186       513,591
 65   30     3,000      209,282      402,302      402,302      490,809       459,705       459,705       560,840
 66   31     3,000      222,896      445,345      445,345      534,414       509,890       509,890       611,868
 67   32     3,000      237,191      492,558      492,558      586,144       565,183       565,183       672,567
 68   33     3,000      252,201      544,334      544,334      642,314       626,100       626,100       738,798
 69   34     3,000      267,961      601,118      601,118      703,308       693,211       693,211       811,056
 70   35     3,000      284,509      663,392      663,392      769,535       767,142       767,142       889,885
 71   36     3,000      301,884      731,677      731,677      841,428       848,587       848,587       975,875
 72   37     3,000      320,129      806,783      806,783      911,665       938,432       938,432     1,060,428
 73   38     3,000      339,285      889,617      889,617      987,475     1,037,587     1,037,587     1,151,722
 74   39     3,000      359,399      981,047      981,047    1,069,342     1,147,077     1,147,077     1,250,314
 75   40     3,000      380,519    1,082,174    1,082,174    1,157,926     1,268,053     1,268,053     1,356,817
 76   41     3,000      402,695    1,194,329    1,194,329    1,254,046     1,401,817     1,401,817     1,471,908
 77   42     3,000      425,980    1,317,373    1,317,373    1,383,242     1,549,232     1,549,232     1,626,694
 78   43     3,000      450,429    1,452,292    1,452,292    1,524,906     1,711,661     1,711,661     1,797,244
 79   44     3,000      476,100    1,600,168    1,600,168    1,680,176     1,890,598     1,890,598     1,985,128
 80   45     3,000      503,055    1,762,146    1,762,146    1,850,253     2,087,678     2,087,678     2,192,062
 81   46     3,000      531,358    1,939,420    1,939,420    2,036,391     2,304,693     2,304,693     2,419,927
 82   47     3,000      561,076    2,133,261    2,133,261    2,239,924     2,543,604     2,543,604     2,670,784
 83   48     3,000      592,280    2,344,975    2,344,975    2,462,224     2,806,561     2,806,561     2,946,889
 84   49     3,000      625,044    2,575,930    2,575,930    2,704,727     3,095,913     3,095,913     3,250,708
 85   50     3,000      659,446    2,827,549    2,827,549    2,968,927     3,414,205     3,414,205     3,584,915
 86   51     3,000      695,568    3,101,364    3,101,364    3,256,432     3,764,210     3,764,210     3,952,421
 87   52     3,000      733,497    3,399,032    3,399,032    3,568,983     4,148,947     4,148,947     4,356,394
 88   53     3,000      773,322    3,722,296    3,722,296    3,908,411     4,571,697     4,571,697     4,800,282
 89   54     3,000      815,138    4,073,056    4,073,056    4,276,708     5,036,029     5,036,029     5,287,830
 90   55     3,000      859,045    4,453,239    4,453,239    4,675,900     5,545,833     5,545,833     5,823,125
 91   56     3,000      905,147    4,864,885    4,864,885    5,108,129     6,105,364     6,105,364     6,410,632
 92   57     3,000      953,554    5,322,766    5,322,766    5,535,677     6,724,159     6,724,159     6,993,126
 93   58     3,000    1,004,382    5,834,407    5,834,407    6,009,439     7,409,548     7,409,548     7,631,834
 94   59     3,000    1,057,751    6,408,956    6,408,956    6,537,135     8,169,973     8,169,973     8,333,372
 95   60     3,000    1,113,789    7,057,605    7,057,605    7,128,181     9,015,192     9,015,192     9,105,344
 96   61     3,000    1,172,628    7,795,192    7,795,192    7,795,192     9,956,516     9,956,516     9,956,516
 97   62     3,000    1,234,410    8,609,543    8,609,543    8,609,543    10,995,809    10,995,809    10,995,809
 98   63     3,000    1,299,280    9,508,649    9,508,649    9,508,649    12,143,269    12,143,269    12,143,269
 99   64     3,000    1,367,394   10,501,330   10,501,330   10,501,330    13,410,151    13,410,151    13,410,151
100   65     3,000    1,438,914   11,597,326   11,597,326   11,597,326    14,808,885    14,808,885    14,808,885
101   66         0    1,510,859   11,945,143   11,945,143   11,945,143    15,253,049    15,253,049    15,253,049
102   67         0    1,586,402   12,303,497   12,303,497   12,303,497    15,710,640    15,710,640    15,710,640
103   68         0    1,665,723   12,672,602   12,672,602   12,672,602    16,181,959    16,181,959    16,181,959
104   69         0    1,749,009   13,052,780   13,052,780   13,052,780    16,667,418    16,667,418    16,667,418
105   70         0    1,836,459   13,444,363   13,444,363   13,444,363    17,167,441    17,167,441    17,167,441



           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JANE DOE          ISSUE AGE  :  35
                                       GENDER : FEMALE

INITIAL DEATH BENEFIT: $     250,000   INITIAL OPTION  : 1    (LEVEL)
                                       INITIAL PREMIUM : $    2,600.00
                                       PAYMENT MODE    :   (ANNUALLY)


GROSS INTEREST RATE : 12.00% (NET 10.02% FOR THE FIRST TEN YEARS AND 10.41% THEREAFTER)


                         PREMIUM        ---- GUARANTEED CHARGES---             --------  CURRENT CHARGES-------
              PAID       ACCUM         ACCUM      CASH SURR      DEATH        ACCUM         CASH SURR     DEATH
AGE   YEAR  PREMIUM      AT 5 %        VALUE         VALUE      BENEFIT       VALUE           VALUE      BENEFIT
----- ----- ------- --- --------   ---------------------------  -------   --------------------------------------
 36    1     2,600        2,730        1,182            0      250,000         1,423             0       250,000
 37    2     2,600        5,597        3,528          728      250,000         4,035         1,235       250,000
 38    3     2,600        8,606        6,083        3,283      250,000         6,870         4,070       250,000
 39    4     2,600       11,767        8,868        6,068      250,000         9,937         7,137       250,000
 40    5     2,600       15,085       11,907        9,107      250,000        13,271        10,471       250,000
 41    6     2,600       18,569       15,228       12,708      250,000        16,900        14,380       250,000
 42    7     2,600       22,228       18,830       16,590      250,000        20,858        18,618       250,000
 43    8     2,600       26,069       22,773       20,813      250,000        25,181        23,221       250,000
 44    9     2,600       30,103       27,066       25,386      250,000        29,917        28,237       250,000
 45   10     2,600       34,338       31,773       30,373      250,000        35,136        33,736       250,000
 46   11     2,600       38,785       37,043       35,923      250,000        41,019        39,899       250,000
 47   12     2,600       43,454       42,825       41,985      250,000        47,526        46,686       250,000
 48   13     2,600       48,356       49,205       48,645      250,000        54,724        54,164       250,000
 49   14     2,600       53,504       56,222       55,942      250,000        62,687        62,407       250,000
 50   15     2,600       58,909       63,925       63,925      250,000        71,494        71,494       250,000
 51   16     2,600       64,585       72,418       72,418      250,000        81,236        81,236       250,000
 52   17     2,600       70,544       81,769       81,769      250,000        92,012        92,012       250,000
 53   18     2,600       76,801       92,100       92,100      250,000       103,932       103,932       250,000
 54   19     2,600       83,371      103,483      103,483      250,000       117,117       117,117       250,000
 55   20     2,600       90,270      116,064      116,064      250,000       131,701       131,701       250,000
 56   21     2,600       97,514      129,969      129,969      250,000       147,841       147,841       250,000
 57   22     2,600      105,119      145,359      145,359      250,000       165,676       165,676       250,000
 58   23     2,600      113,105      162,414      162,414      250,000       185,387       185,387       263,249
 59   24     2,600      121,490      181,348      181,348      250,260       207,139       207,139       285,851
 60   25     2,600      130,295      202,314      202,314      271,101       231,138       231,138       309,725
 61   26     2,600      139,540      225,436      225,436      293,066       257,621       257,621       334,907
 62   27     2,600      149,247      250,899      250,899      321,150       286,833       286,833       367,146
 63   28     2,600      159,439      278,930      278,930      351,452       319,056       319,056       402,011
 64   29     2,600      170,141      309,780      309,780      384,127       354,603       354,603       439,708
 65   30     2,600      181,378      343,736      343,736      419,358       393,819       393,819       480,460
 66   31     2,600      193,177      381,117      381,117      457,341       437,086       437,086       524,503
 67   32     2,600      205,566      422,220      422,220      502,441       484,804       484,804       576,917
 68   33     2,600      218,574      467,419      467,419      551,555       537,431       537,431       634,168
 69   34     2,600      232,233      517,134      517,134      605,047       595,470       595,470       696,700
 70   35     2,600      246,574      571,816      571,816      663,306       659,479       659,479       764,995
 71   36     2,600      261,633      631,953      631,953      726,746       730,068       730,068       839,579
 72   37     2,600      277,445      698,239      698,239      789,010       807,970       807,970       913,006
 73   38     2,600      294,047      771,338      771,338      856,186       893,958       893,958       992,293
 74   39     2,600      311,479      852,010      852,010      928,691       988,893       988,893     1,077,894
 75   40     2,600      329,783      941,141      941,141    1,007,021     1,093,742     1,093,742     1,170,303
 76   41     2,600      349,003    1,039,785    1,039,785    1,091,775     1,209,586     1,209,586     1,270,065
 77   42     2,600      369,183    1,148,216    1,148,216    1,205,627     1,337,335     1,337,335     1,404,202
 78   43     2,600      390,372    1,267,361    1,267,361    1,330,729     1,478,190     1,478,190     1,552,100
 79   44     2,600      412,620    1,398,208    1,398,208    1,468,118     1,633,466     1,633,466     1,715,140
 80   45     2,600      435,981    1,541,839    1,541,839    1,618,931     1,804,606     1,804,606     1,894,836
 81   46     2,600      460,510    1,699,373    1,699,373    1,784,341     1,993,190     1,993,190     2,092,850
 82   47     2,600      486,266    1,872,014    1,872,014    1,965,615     2,200,951     2,200,951     2,310,999
 83   48     2,600      513,309    2,060,998    2,060,998    2,164,048     2,429,786     2,429,786     2,551,276
 84   49     2,600      541,705    2,267,624    2,267,624    2,381,006     2,681,770     2,681,770     2,815,859
 85   50     2,600      571,520    2,493,280    2,493,280    2,617,944     2,959,174     2,959,174     3,107,133
 86   51     2,600      602,826    2,739,403    2,739,403    2,876,373     3,264,479     3,264,479     3,427,703
 87   52     2,600      635,697    3,007,539    3,007,539    3,157,916     3,600,396     3,600,396     3,780,416
 88   53     2,600      670,212    3,299,267    3,299,267    3,464,230     3,969,886     3,969,886     4,168,380
 89   54     2,600      706,453    3,616,278    3,616,278    3,797,092     4,376,178     4,376,178     4,594,987
 90   55     2,600      744,505    3,960,263    3,960,263    4,158,277     4,822,794     4,822,794     5,063,933
 91   56     2,600      784,461    4,332,945    4,332,945    4,549,593     5,313,570     5,313,570     5,579,248
 92   57     2,600      826,414    4,746,058    4,746,058    4,935,900     5,855,989     5,855,989     6,090,228
 93   58     2,600      870,464    5,206,115    5,206,115    5,362,299     6,456,224     6,456,224     6,649,911
 94   59     2,600      916,718    5,721,124    5,721,124    5,835,546     7,121,356     7,121,356     7,263,783
 95   60     2,600      965,284    6,301,151    6,301,151    6,364,163     7,859,533     7,859,533     7,938,128
 96   61     2,600    1,016,278    6,959,593    6,959,593    6,959,593     8,680,165     8,680,165     8,680,165
 97   62     2,600    1,069,822    7,686,562    7,686,562    7,686,562     9,586,204     9,586,204     9,586,204
 98   63     2,600    1,126,043    8,489,191    8,489,191    8,489,191    10,586,541    10,586,541    10,586,541
 99   64     2,600    1,185,075    9,375,355    9,375,355    9,375,355    11,690,989    11,690,989    11,690,989
100   65     2,600    1,247,059   10,353,748   10,353,748   10,353,748    12,910,383    12,910,383    12,910,383
101   66         0    1,309,411   10,664,257   10,664,257   10,664,257    13,297,592    13,297,592    13,297,592
102   67         0    1,374,882   10,984,185   10,984,185   10,984,185    13,696,520    13,696,520    13,696,520
103   68         0    1,443,626   11,313,711   11,313,711   11,313,711    14,107,415    14,107,415    14,107,415
104   69         0    1,515,807   11,653,122   11,653,122   11,653,122    14,530,638    14,530,638    14,530,638
105   70         0    1,591,598   12,002,716   12,002,716   12,002,716    14,966,557    14,966,557    14,966,557




           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JOHN DOE          ISSUE AGE  :  45
                                       GENDER : MALE
                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT  : $  250,000    INITIAL OPTION : 1    (LEVEL)
                                       INITIAL PREMIUM :    $      4,800.00
                                       PAYMENT MODE :            (ANNUALLY)


GROSS INTEREST RATE : 0.00% (NET -1.89% FOR THE FIRST TEN YEARS AND -1.54% THEREAFTER)

                         PREMIUM     ---- GUARANTEED CHARGES---                --------  CURRENT CHARGES-------
              PAID       ACCUM         ACCUM      CASH SURR      DEATH        ACCUM         CASH SURR     DEATH
AGE   YEAR  PREMIUM      AT 5 %        VALUE         VALUE      BENEFIT       VALUE           VALUE      BENEFIT
----- ----- ------- --- --------   ---------------------------  -------   --------------------------------------
46     1     4,800        5,040       2,616             0      250,000       3,166           0      250,000
47     2     4,800       10,332       6,204             0      250,000       7,172         422      250,000
48     3     4,800       15,889       9,748         2,998      250,000      10,985       4,235      250,000
49     4     4,800       21,723      13,220         6,470      250,000      14,644       7,894      250,000
50     5     4,800       27,849      16,622         9,872      250,000      18,165      11,415      250,000
51     6     4,800       34,282      19,958        13,883      250,000      21,560      15,485      250,000
52     7     4,800       41,036      23,201        17,801      250,000      24,834      19,434      250,000
53     8     4,800       48,128      26,354        21,629      250,000      28,012      23,287      250,000
54     9     4,800       55,574      29,394        25,344      250,000      31,089      27,039      250,000
55    10     4,800       63,393      32,323        28,948      250,000      34,108      30,733      250,000
56    11     4,800       71,602      35,118        32,418      250,000      37,148      34,448      250,000
57    12     4,800       80,222      37,757        35,732      250,000      40,088      38,063      250,000
58    13     4,800       89,273      40,243        38,893      250,000      42,931      41,581      250,000
59    14     4,800       98,777      42,554        41,879      250,000      45,681      45,006      250,000
60    15     4,800      108,756      44,667        44,667      250,000      48,340      48,340      250,000
61    16     4,800      119,234      46,586        46,586      250,000      50,911      50,911      250,000
62    17     4,800      130,235      48,264        48,264      250,000      53,395      53,395      250,000
63    18     4,800      141,787      49,653        49,653      250,000      55,796      55,796      250,000
64    19     4,800      153,917      50,729        50,729      250,000      58,116      58,116      250,000
65    20     4,800      166,652      51,444        51,444      250,000      60,356      60,356      250,000
66    21     4,800      180,025      51,770        51,770      250,000      62,519      62,519      250,000
67    22     4,800      194,066      51,652        51,652      250,000      64,534      64,534      250,000
68    23     4,800      208,810      51,031        51,031      250,000      66,389      66,389      250,000
69    24     4,800      224,290      49,867        49,867      250,000      68,075      68,075      250,000
70    25     4,800      240,545      48,091        48,091      250,000      69,580      69,580      250,000
71    26     4,800      257,612      45,599        45,599      250,000      70,893      70,893      250,000
72    27     4,800      275,532      42,126        42,126      250,000      72,001      72,001      250,000
73    28     4,800      294,349      37,729        37,729      250,000      72,895      72,895      250,000
74    29     4,800      314,106      32,076        32,076      250,000      73,559      73,559      250,000
75    30     4,800      334,852      24,914        24,914      250,000      73,974      73,974      250,000
76    31     4,800      356,634      15,996        15,996      250,000      74,112      74,112      250,000
77    32     4,800      379,506       4,992         4,992      250,000      73,946      73,946      250,000
78    33     4,800      403,521                                             73,439      73,439      250,000
79    34     4,800      428,737                                             72,556      72,556      250,000
80    35     4,800      455,214                                             71,255      71,255      250,000
81    36     4,800      483,015                                             69,492      69,492      250,000
82    37     4,800      512,206                                             67,217      67,217      250,000
83    38     4,800      542,856                                             64,381      64,381      250,000
84    39     4,800      575,039                                             60,921      60,921      250,000
85    40     4,800      608,831                                             56,743      56,743      250,000
86    41     4,800      644,312                                             51,736      51,736      250,000
87    42     4,800      681,568                                             45,772      45,772      250,000
88    43     4,800      720,686                                             38,702      38,702      250,000
89    44     4,800      761,761                                             30,349      30,349      250,000
90    45     4,800      804,889                                             20,518      20,518      250,000
91    46     4,800      850,173                                              8,995       8,995      250,000


           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JANE DOE          ISSUE AGE  :  45
                                       GENDER : FEMALE
                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT: $     250,000   INITIAL OPTION : 1    (LEVEL)
                                       INITIAL PREMIUM :    $      4,100.00
                                       PAYMENT MODE :            (ANNUALLY)


GROSS INTEREST RATE : 0.00% (NET -1.89% FOR THE FIRST TEN YEARS AND -1.54% THEREAFTER)

                          PREMIUM     ---- GUARANTEED CHARGES---             --------  CURRENT CHARGES-------
              PAID        ACCUM         ACCUM      CASH SURR      DEATH      ACCUM      CASH SURR     DEATH
AGE   YEAR  PREMIUM Y     AT 5 %        VALUE         VALUE      BENEFIT     VALUE       VALUE      BENEFIT
----- ----- ------- ---- --------   ---------------------------  -------   --------------------------------------
46     1     4,100         4,305       2,043           0      250,000       2,528           0      250,000
47     2     4,100         8,825       5,055           0      250,000       5,935         685      250,000
48     3     4,100        13,572       8,048       2,798      250,000       9,204       3,954      250,000
49     4     4,100        18,555      10,994       5,744      250,000      12,338       7,088      250,000
50     5     4,100        23,788      13,865       8,615      250,000      15,340      10,090      250,000
51     6     4,100        29,282      16,692      11,967      250,000      18,211      13,486      250,000
52     7     4,100        35,051      19,448      15,248      250,000      20,959      16,759      250,000
53     8     4,100        41,109      22,161      18,486      250,000      23,603      19,928      250,000
54     9     4,100        47,469      24,780      21,630      250,000      26,146      22,996      250,000
55    10     4,100        54,148      27,332      24,707      250,000      28,642      26,017      250,000
56    11     4,100        61,160      29,794      27,694      250,000      31,194      29,094      250,000
57    12     4,100        68,523      32,165      30,590      250,000      33,701      32,126      250,000
58    13     4,100        76,254      34,450      33,400      250,000      36,164      35,114      250,000
59    14     4,100        84,372      36,673      36,148      250,000      38,584      38,059      250,000
60    15     4,100        92,896      38,812      38,812      250,000      40,961      40,961      250,000
61    16     4,100       101,846      40,843      40,843      250,000      43,296      43,296      250,000
62    17     4,100       111,243      42,767      42,767      250,000      45,589      45,589      250,000
63    18     4,100       121,110      44,536      44,536      250,000      47,843      47,843      250,000
64    19     4,100       131,470      46,103      46,103      250,000      50,058      50,058      250,000
65    20     4,100       142,349      47,445      47,445      250,000      52,233      52,233      250,000
66    21     4,100       153,771      48,538      48,538      250,000      54,371      54,371      250,000
67    22     4,100       165,765      49,357      49,357      250,000      56,418      56,418      250,000
68    23     4,100       178,358      49,901      49,901      250,000      58,369      58,369      250,000
69    24     4,100       191,581      50,168      50,168      250,000      60,222      60,222      250,000
70    25     4,100       205,465      50,128      50,128      250,000      61,969      61,969      250,000
71    26     4,100       220,043      49,727      49,727      250,000      63,604      63,604      250,000
72    27     4,100       235,351      48,885      48,885      250,000      65,114      65,114      250,000
73    28     4,100       251,423      47,491      47,491      250,000      66,485      66,485      250,000
74    29     4,100       268,299      45,399      45,399      250,000      67,700      67,700      250,000
75    30     4,100       286,019      42,452      42,452      250,000      68,737      68,737      250,000
76    31     4,100       304,625      38,497      38,497      250,000      69,574      69,574      250,000
77    32     4,100       324,161      33,358      33,358      250,000      70,181      70,181      250,000
78    33     4,100       344,675      26,880      26,880      250,000      70,528      70,528      250,000
79    34     4,100       366,213      18,821      18,821      250,000      70,578      70,578      250,000
80    35     4,100       388,829       8,921       8,921      250,000      70,294      70,294      250,000
81    36     4,100       412,575                                           69,637      69,637      250,000
82    37     4,100       437,509                                           68,565      68,565      250,000
83    38     4,100       463,690                                           67,030      67,030      250,000
84    39     4,100       491,179                                           64,983      64,983      250,000
85    40     4,100       520,043                                           62,364      62,364      250,000
86    41     4,100       550,350                                           59,111      59,111      250,000
87    42     4,100       582,173                                           55,147      55,147      250,000
88    43     4,100       615,586                                           50,387      50,387      250,000
89    44     4,100       650,671                                           44,730      44,730      250,000
90    45     4,100       687,509                                           38,060      38,060      250,000
91    46     4,100       726,190                                           30,237      30,237      250,000
92    47     4,100       766,804                                           21,099      21,099      250,000
93    48     4,100       809,449                                           10,448      10,448      250,000




           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JOHN DOE          ISSUE AGE  :  45
                                       GENDER : MALE
                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT :   $  250,000   INITIAL OPTION : 1    (LEVEL)
                                       INITIAL PREMIUM :    $      4,800.00
                                       PAYMENT MODE :             (ANNUALLY)


GROSS INTEREST RATE : 6.00% (NET 4.07% FOR THE FIRST TEN YEARS AND 4.43% THEREAFTER)

                         PREMIUM         ---- GUARANTEED CHARGES---            --------  CURRENT CHARGES-------
              PAID       ACCUM         ACCUM      CASH SURR      DEATH        ACCUM         CASH SURR     DEATH
AGE   YEAR  PREMIUM      AT 5 %        VALUE         VALUE      BENEFIT       VALUE           VALUE      BENEFIT
----- ----- ------- --- --------   ---------------------------  -------   --------------------------------------
 46    1     4,800        5,040        2,759            0     250,000          3,394             0       250,000
 47    2     4,800       10,332        6,624            0     250,000          7,856         1,106       250,000
 48    3     4,800       15,889       10,601        3,851     250,000         12,379         5,629       250,000
 49    4     4,800       21,723       14,670        7,920     250,000         17,004        10,254       250,000
 50    5     4,800       27,849       18,837       12,087     250,000         21,750        15,000       250,000
 51    6     4,800       34,282       23,110       17,035     250,000         26,631        20,556       250,000
 52    7     4,800       41,036       27,469       22,069     250,000         31,659        26,259       250,000
 53    8     4,800       48,128       31,922       27,197     250,000         36,863        32,138       250,000
 54    9     4,800       55,574       36,453       32,403     250,000         42,247        38,197       250,000
 55   10     4,800       63,393       41,070       37,695     250,000         47,860        44,485       250,000
 56   11     4,800       71,602       45,922       43,222     250,000         53,849        51,149       250,000
 57   12     4,800       80,222       50,857       48,832     250,000         60,068        58,043       250,000
 58   13     4,800       89,273       55,887       54,537     250,000         66,532        65,182       250,000
 59   14     4,800       98,777       61,003       60,328     250,000         73,257        72,582       250,000
 60   15     4,800      108,756       66,197       66,197     250,000         80,259        80,259       250,000
 61   16     4,800      119,234       71,485       71,485     250,000         87,558        87,558       250,000
 62   17     4,800      130,235       76,841       76,841     250,000         95,172        95,172       250,000
 63   18     4,800      141,787       82,243       82,243     250,000        103,123       103,123       250,000
 64   19     4,800      153,917       87,690       87,690     250,000        111,432       111,432       250,000
 65   20     4,800      166,652       93,165       93,165     250,000        120,123       120,123       250,000
 66   21     4,800      180,025       98,673       98,673     250,000        129,221       129,221       250,000
 67   22     4,800      194,066      104,203      104,203     250,000        138,706       138,706       250,000
 68   23     4,800      208,810      109,746      109,746     250,000        148,604       148,604       250,000
 69   24     4,800      224,290      115,318      115,318     250,000        158,944       158,944       250,000
 70   25     4,800      240,545      120,917      120,917     250,000        169,762       169,762       250,000
 71   26     4,800      257,612      126,533      126,533     250,000        181,099       181,099       250,000
 72   27     4,800      275,532      132,072      132,072     250,000        193,004       193,004       250,000
 73   28     4,800      294,349      137,648      137,648     250,000        205,532       205,532       250,000
 74   29     4,800      314,106      143,174      143,174     250,000        218,747       218,747       250,000
 75   30     4,800      334,852      148,636      148,636     250,000        232,724       232,724       250,000
 76   31     4,800      356,634      154,056      154,056     250,000        247,475       247,475       259,848
 77   32     4,800      379,506      159,451      159,451     250,000        262,843       262,843       275,986
 78   33     4,800      403,521      164,857      164,857     250,000        278,850       278,850       292,793
 79   34     4,800      428,737      170,343      170,343     250,000        295,516       295,516       310,292
 80   35     4,800      455,214      175,960      175,960     250,000        312,864       312,864       328,507
 81   36     4,800      483,015      181,754      181,754     250,000        330,915       330,915       347,460
 82   37     4,800      512,206      187,794      187,794     250,000        349,691       349,691       367,175
 83   38     4,800      542,856      194,163      194,163     250,000        369,215       369,215       387,675
 84   39     4,800      575,039      200,991      200,991     250,000        389,509       389,509       408,985
 85   40     4,800      608,831      208,475      208,475     250,000        410,594       410,594       431,124
 86   41     4,800      644,312      216,920      216,920     250,000        432,489       432,489       454,113
 87   42     4,800      681,568      226,765      226,765     250,000        455,211       455,211       477,971
 88   43     4,800      720,686      238,628      238,628     250,560        478,778       478,778       502,717
 89   44     4,800      761,761      251,415      251,415     263,986        503,206       503,206       528,366
 90   45     4,800      804,889      264,441      264,441     277,664        528,512       528,512       554,937
 91   46     4,800      850,173      277,690      277,690     291,574        554,713       554,713       582,449
 92   47     4,800      897,722      291,835      291,835     303,508        582,254       582,254       605,544
 93   48     4,800      947,648      307,042      307,042     316,253        611,276       611,276       629,614
 94   49     4,800    1,000,070      323,508      323,508     329,978        641,944       641,944       654,783
 95   50     4,800    1,055,114      341,470      341,470     344,885        674,446       674,446       681,190
 96   51     4,800    1,112,910      361,265      361,265     361,265        708,997       708,997       708,997
 97   52     4,800    1,173,595      381,938      381,938     381,938        745,079       745,079       745,079
 98   53     4,800    1,237,315      403,526      403,526     403,526        782,760       782,760       782,760
 99   54     4,800    1,304,221      426,072      426,072     426,072        822,111       822,111       822,111
100   55     4,800    1,374,472      449,616      449,616     449,616        863,206       863,206       863,206
101   56         0    1,443,195      463,001      463,001     463,001        888,999       888,999       888,999
102   57         0    1,515,355      476,891      476,891     476,891        915,669       915,669       915,669
103   58         0    1,591,123      491,198      491,198     491,198        943,139       943,139       943,139
104   59         0    1,670,679      505,934      505,934     505,934        971,434       971,434       971,434
105   60         0    1,754,213      521,112      521,112     521,112      1,000,577     1,000,577     1,000,577



           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JANE DOE          ISSUE AGE  :  45
                                       GENDER : FEMALE
                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT :$   250,000     INITIAL OPTION : 1    (LEVEL)
                                       INITIAL PREMIUM :    $      4,100.00
                                       PAYMENT MODE :            (ANNUALLY)


GROSS INTEREST RATE : 6.00% (NET 4.07% FOR THE FIRST TEN YEARS AND 4.43% THEREAFTER)


                         PREMIUM         ---- GUARANTEED CHARGES---           --------  CURRENT CHARGES-------
              PAID       ACCUM         ACCUM      CASH SURR      DEATH        ACCUM    CASH SURR     DEATH
AGE   YEAR  PREMIUM      AT 5 %        VALUE         VALUE      BENEFIT       VALUE     VALUE      BENEFIT
----- ----- ------- --- --------   ---------------------------  -------   --------------------------------------

 46    1     4,100        4,305       2,161            0       250,000       2,717           0      250,000
 47    2     4,100        8,825       5,400          150       250,000       6,502       1,252      250,000
 48    3     4,100       13,572       8,752        3,502       250,000      10,366       5,116      250,000
 49    4     4,100       18,555      12,194        6,944       250,000      14,312       9,062      250,000
 50    5     4,100       23,788      15,703       10,453       250,000      18,347      13,097      250,000
 51    6     4,100       29,282      19,312       14,587       250,000      22,473      17,748      250,000
 52    7     4,100       35,051      23,000       18,800       250,000      26,700      22,500      250,000
 53    8     4,100       41,109      26,801       23,126       250,000      31,051      27,376      250,000
 54    9     4,100       47,469       30,668      27,518       250,000      35,536      32,386      250,000
 55   10     4,100       54,148       34,633      32,008       250,000      40,211      37,586      250,000
 56   11     4,100       61,160       38,818      36,718       250,000      45,237      43,137      250,000
 57   12     4,100       68,523       43,112      41,537       250,000      50,491      48,916      250,000
 58   13     4,100       76,254       47,527      46,477       250,000      55,983      54,933      250,000
 59   14     4,100       84,372       52,097      51,572       250,000      61,726      61,201      250,000
 60   15     4,100       92,896       56,809      56,809       250,000      67,733      67,733      250,000
 61   16     4,100      101,846       61,653      61,653       250,000      74,018      74,018      250,000
 62   17     4,100      111,243       66,642      66,642       250,000      80,594      80,594      250,000
 63   18     4,100      121,110       71,744      71,744       250,000      87,477      87,477      250,000
 64   19     4,100      131,470       76,933      76,933       250,000      94,682      94,682      250,000
 65   20     4,100      142,349       82,204      82,204       250,000     102,226     102,226      250,000
 66   21     4,100      153,771       87,554      87,554       250,000     110,127     110,127      250,000
 67   22     4,100      165,765       92,984      92,984       250,000     118,364     118,364      250,000
 68   23     4,100      178,358       98,513      98,513       250,000     126,956     126,956      250,000
 69   24     4,100      191,581      104,165     104,165       250,000     135,923     135,923      250,000
 70   25     4,100      205,465      109,946     109,946       250,000     145,285     145,285      250,000
 71   26     4,100      220,043      115,851     115,851       250,000     155,066     155,066      250,000
 72   27     4,100      235,351      121,861     121,861       250,000     165,290     165,290      250,000
 73   28     4,100      251,423      127,948     127,948       250,000     175,986     175,986      250,000
 74   29     4,100      268,299      134,080     134,080       250,000     187,185     187,185      250,000
 75   30     4,100      286,019      140,231     140,231       250,000     198,926     198,926      250,000
 76   31     4,100      304,625      146,399     146,399       250,000     211,252     211,252      250,000
 77   32     4,100      324,161      152,593     152,593       250,000     224,219     224,219      250,000
 78   33     4,100      344,675      158,853     158,853       250,000     237,894     237,894      250,000
 79   34     4,100      366,213      165,208     165,208       250,000     252,224     252,224      264,835
 80   35     4,100      388,829      171,712     171,712       250,000     267,152     267,152      280,509
 81   36     4,100      412,575      178,387     178,387       250,000     282,699     282,699      296,834
 82   37     4,100      437,509      185,290     185,290       250,000     298,885     298,885      313,829
 83   38     4,100      463,690      192,479     192,479       250,000     315,731     315,731      331,517
 84   39     4,100      491,179      200,056     200,056       250,000     333,256     333,256      349,919
 85   40     4,100      520,043      208,193     208,193       250,000     351,482     351,482      369,056
 86   41     4,100      550,350      217,135     217,135       250,000     370,429     370,429      388,950
 87   42     4,100      582,173      227,238     227,238       250,000     390,116     390,116      409,622
 88   43     4,100      615,586      238,997     238,997       250,947     410,565     410,565      431,093
 89   44     4,100      650,671      251,545     251,545       264,122     431,793     431,793      453,383
 90   45     4,100      687,509      264,328     264,328       277,544     453,822     453,822      476,513
 91   46     4,100      726,190      277,319     277,319       291,185     476,669     476,669      500,502
 92   47     4,100      766,804      291,099     291,099       302,743     500,634     500,634      520,660
 93   48     4,100      809,449      305,827     305,827       315,001     525,827     525,827      541,601
 94   49     4,100      854,227      321,696     321,696       328,130     552,370     552,370      563,417
 95   50     4,100      901,243      338,955     338,955       342,345     580,406     580,406      586,210
 96   51     4,100      950,610      357,950     357,950       357,950     610,101     610,101      610,101
 97   52     4,100    1,002,446      377,787     377,787       377,787     641,112     641,112      641,112
 98   53     4,100    1,056,873      398,502     398,502       398,502     673,497     673,497      673,497
 99   54     4,100    1,114,022      420,136     420,136       420,136     707,317     707,317      707,317
100   55     4,100    1,174,028      442,728     442,728       442,728     742,635     742,635      742,635
101   56         0    1,232,729      455,907     455,907       455,907     764,811     764,811      764,811
102   57         0    1,294,366      469,584     469,584       469,584     787,756     787,756      787,756
103   58         0    1,359,084      483,672     483,672       483,672     811,388     811,388      811,388
104   59         0    1,427,038      498,182     498,182       498,182     835,730     835,730      835,730
105   60         0    1,498,390      513,128     513,128       513,128     860,802     860,802      860,802



           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JOHN DOE          ISSUE AGE  :    45
                                       GENDER     :   MALE
                                       RISK CLASS :   PREF PLUS

INITIAL DEATH BENEFIT: $     250,000   INITIAL OPTION :     1  (LEVEL)
                                       INITIAL PREMIUM :    $   4,800.00
                                       PAYMENT MODE :       (ANNUALLY)


GROSS INTEREST RATE : 12.00% (NET 10.02% FOR THE FIRST TEN YEARS AND 10.41% THEREAFTER)


                         PREMIUM     ---- GUARANTEED CHARGES---              --------  CURRENT CHARGES-------
              PAID       ACCUM         ACCUM   CASH SURR      DEATH          ACCUM      CASH SURR     DEATH
AGE   YEAR  PREMIUM      AT 5 %        VALUE      VALUE      BENEFIT          VALUE        VALUE      BENEFIT
----- ----- ------- --- --------   ---------------------------  -------   --------------------------------------
 46    1     4,800        5,040        2,968            0      250,000         3,623             0       250,000
 47    2     4,800       10,332        7,260          510      250,000         8,568         1,818       250,000
 48    3     4,800       15,889       11,938        5,188      250,000        13,886         7,136       250,000
 49    4     4,800       21,723       17,017       10,267      250,000        19,655        12,905       250,000
 50    5     4,800       27,849       22,541       15,791      250,000        25,938        19,188       250,000
 51    6     4,800       34,282       28,562       22,487      250,000        32,796        26,721       250,000
 52    7     4,800       41,036       35,110       29,710      250,000        40,298        34,898       250,000
 53    8     4,800       48,128       42,246       37,521      250,000        48,534        43,809       250,000
 54    9     4,800       55,574       50,017       45,967      250,000        57,577        53,527       250,000
 55   10     4,800       63,393       58,499       55,124      250,000        67,552        64,177       250,000
 56   11     4,800       71,602       67,998       65,298      250,000        78,786        76,086       250,000
 57   12     4,800       80,222       78,411       76,386      250,000        91,185        89,160       250,000
 58   13     4,800       89,273       89,862       88,512      250,000       104,884       103,534       250,000
 59   14     4,800       98,777      102,471      101,796      250,000       120,033       119,358       250,000
 60   15     4,800      108,756      116,378      116,378      250,000       136,802       136,802       250,000
 61   16     4,800      119,234      131,769      131,769      250,000       155,378       155,378       250,000
 62   17     4,800      130,235      148,825      148,825      250,000       175,972       175,972       250,000
 63   18     4,800      141,787      167,770      167,770      250,000       198,823       198,823       250,516
 64   19     4,800      153,917      188,888      188,888      250,000       224,101       224,101       277,886
 65   20     4,800      166,652      212,480      212,480      259,226       251,983       251,983       307,420
 66   21     4,800      180,025      238,516      238,516      286,219       282,742       282,742       339,290
 67   22     4,800      194,066      267,081      267,081      317,826       316,634       316,634       376,794
 68   23     4,800      208,810      298,413      298,413      352,128       353,974       353,974       417,690
 69   24     4,800      224,290      332,782      332,782      389,355       395,114       395,114       462,283
 70   25     4,800      240,545      370,480      370,480      429,756       440,436       440,436       510,905
 71   26     4,800      257,612      411,821      411,821      473,594       490,366       490,366       563,921
 72   27     4,800      275,532      457,288      457,288      516,735       545,442       545,442       616,350
 73   28     4,800      294,349      507,421      507,421      563,238       606,223       606,223       672,908
 74   29     4,800      314,106      562,745      562,745      613,392       673,335       673,335       733,935
 75   30     4,800      334,852      623,918      623,918      667,592       747,480       747,480       799,804
 76   31     4,800      356,634      691,739      691,739      726,326       829,456       829,456       870,928
 77   32     4,800      379,506      766,154      766,154      804,462       919,800       919,800       965,790
 78   33     4,800      403,521      847,761      847,761      890,149     1,019,349     1,019,349     1,070,316
 79   34     4,800      428,737      937,216      937,216      984,076     1,129,017     1,129,017     1,185,468
 80   35     4,800      455,214    1,035,212    1,035,212    1,086,973     1,249,809     1,249,809     1,312,300
 81   36     4,800      483,015    1,142,476    1,142,476    1,199,600     1,382,824     1,382,824     1,451,965
 82   37     4,800      512,206    1,259,778    1,259,778    1,322,767     1,529,263     1,529,263     1,605,726
 83   38     4,800      542,856    1,387,912    1,387,912    1,457,307     1,690,445     1,690,445     1,774,967
 84   39     4,800      575,039    1,527,708    1,527,708    1,604,093     1,867,810     1,867,810     1,961,201
 85   40     4,800      608,831    1,680,031    1,680,031    1,764,033     2,062,921     2,062,921     2,166,067
 86   41     4,800      644,312    1,845,813    1,845,813    1,938,104     2,277,477     2,277,477     2,391,351
 87   42     4,800      681,568    2,026,060    2,026,060    2,127,363     2,513,329     2,513,329     2,638,996
 88   43     4,800      720,686    2,221,828    2,221,828    2,332,920     2,772,492     2,772,492     2,911,116
 89   44     4,800      761,761    2,434,271    2,434,271    2,555,985     3,057,152     3,057,152     3,210,009
 90   45     4,800      804,889    2,664,560    2,664,560    2,797,788     3,369,697     3,369,697     3,538,182
 91   46     4,800      850,173    2,913,932    2,913,932    3,059,628     3,712,736     3,712,736     3,898,372
 92   47     4,800      897,722    3,191,260    3,191,260    3,318,911     4,092,094     4,092,094     4,255,778
 93   48     4,800      947,648    3,501,087    3,501,087    3,606,120     4,512,261     4,512,261     4,647,629
 94   49     4,800    1,000,070    3,848,940    3,848,940    3,925,919     4,978,408     4,978,408     5,077,976
 95   50     4,800    1,055,114    4,241,575    4,241,575    4,283,991     5,496,511     5,496,511     5,551,476
 96   51     4,800    1,112,910    4,687,954    4,687,954    4,687,954     6,073,497     6,073,497     6,073,497
 97   52     4,800    1,173,595    5,180,789    5,180,789    5,180,789     6,710,535     6,710,535     6,710,535
 98   53     4,800    1,237,315    5,724,917    5,724,917    5,724,917     7,413,872     7,413,872     7,413,872
 99   54     4,800    1,304,221    6,325,675    6,325,675    6,325,675     8,190,411     8,190,411     8,190,411
100   55     4,800    1,374,472    6,988,958    6,988,958    6,988,958     9,047,768     9,047,768     9,047,768
101   56         0    1,443,195    7,198,524    7,198,524    7,198,524     9,319,098     9,319,098     9,319,098
102   57         0    1,515,355    7,414,479    7,414,479    7,414,479     9,598,671     9,598,671     9,598,671
103   58         0    1,591,123    7,636,914    7,636,914    7,636,914     9,886,631     9,886,631     9,886,631
104   59         0    1,670,679    7,866,021    7,866,021    7,866,021    10,183,230    10,183,230    10,183,230
105   60         0    1,754,213    8,102,002    8,102,002    8,102,002    10,488,727    10,488,727    10,488,727



           PAN-AMERICAN ASSURANCE COMPANY - A LIFE INSURANCE COMPANY~
                             PAN-AMERICAN VUL BAND 2

ILLUSTRATION FOR :   JANE DOE          ISSUE AGE  :  45
                                       GENDER : FEMALE
                                       RISK CLASS : PREF PLUS

INITIAL DEATH BENEFIT: $     250,000   INITIAL OPTION : 1    (LEVEL)
                                       INITIAL PREMIUM :    $  4,100.00
                                       PAYMENT MODE :        (ANNUALLY)


GROSS INTEREST RATE : 12.00% (NET 10.02% FOR THE FIRST TEN YEARS AND 10.41% THEREAFTER)

                         PREMIUM     ---- GUARANTEED CHARGES---                --------  CURRENT CHARGES-------
              PAID       ACCUM         ACCUM      CASH SURR      DEATH        ACCUM         CASH SURR     DEATH
AGE   YEAR  PREMIUM      AT 5 %        VALUE         VALUE      BENEFIT       VALUE           VALUE      BENEFIT
----- ----- ------- --- --------   ---------------------------  -------   --------------------------------------
 46    1     4,100        4,305        2,334            0      250,000         2,907             0       250,000
 47    2     4,100        8,825        5,923          673      250,000         7,093         1,843       250,000
 48    3     4,100       13,572        9,855        4,605      250,000        11,621         6,371       250,000
 49    4     4,100       18,555       14,136        8,886      250,000        16,529        11,279       250,000
 50    5     4,100       23,788       18,774       13,524      250,000        21,857        16,607       250,000
 51    6     4,100       29,282       23,840       19,115      250,000        27,648        22,923       250,000
 52    7     4,100       35,051       29,354       25,154      250,000        33,959        29,759       250,000
 53    8     4,100       41,109       35,392       31,717      250,000        40,862        37,187       250,000
 54    9     4,100       47,469       41,962       38,812      250,000        48,425        45,275       250,000
 55   10     4,100       54,148       49,151       46,526      250,000        56,765        54,140       250,000
 56   11     4,100       61,160       57,209       55,109      250,000        66,191        64,091       250,000
 57   12     4,100       68,523       66,066       64,491      250,000        76,622        75,047       250,000
 58   13     4,100       76,254       75,819       74,769      250,000        88,168        87,118       250,000
 59   14     4,100       84,372       86,599       86,074      250,000       100,950       100,425       250,000
 60   15     4,100       92,896       98,511       98,511      250,000       115,104       115,104       250,000
 61   16     4,100      101,846      111,676      111,676      250,000       130,781       130,781       250,000
 62   17     4,100      111,243      126,253      126,253      250,000       148,148       148,148       250,000
 63   18     4,100      121,110      142,393      142,393      250,000       167,390       167,390       250,000
 64   19     4,100      131,470      160,279      160,279      250,000       188,714       188,714       250,000
 65   20     4,100      142,349      180,145      180,145      250,000       212,343       212,343       259,058
 66   21     4,100      153,771      202,268      202,268      250,000       238,448       238,448       286,137
 67   22     4,100      165,765      226,863      226,863      269,967       267,239       267,239       318,015
 68   23     4,100      178,358      253,924      253,924      299,631       298,993       298,993       352,812
 69   24     4,100      191,581      283,691      283,691      331,919       334,013       334,013       390,795
 70   25     4,100      205,465      316,434      316,434      367,063       372,635       372,635       432,257
 71   26     4,100      220,043      352,445      352,445      405,312       415,229       415,229       477,514
 72   27     4,100      235,351      392,134      392,134      443,112       462,234       462,234       522,325
 73   28     4,100      251,423      435,899      435,899      483,847       514,116       514,116       570,669
 74   29     4,100      268,299      484,190      484,190      527,767       571,395       571,395       622,821
 75   30     4,100      286,019      537,538      537,538      575,166       634,653       634,653       679,078
 76   31     4,100      304,625      596,568      596,568      626,397       704,541       704,541       739,768
 77   32     4,100      324,161      661,461      661,461      694,534       781,613       781,613       820,694
 78   33     4,100      344,675      732,772      732,772      769,411       866,593       866,593       909,923
 79   34     4,100      366,213      811,095      811,095      851,649       960,277       960,277     1,008,290
 80   35     4,100      388,829      897,077      897,077      941,931     1,063,533     1,063,533     1,116,710
 81   36     4,100      412,575      991,391      991,391    1,040,960     1,177,318     1,177,318     1,236,183
 82   37     4,100      437,509    1,094,759    1,094,759    1,149,497     1,302,675     1,302,675     1,367,809
 83   38     4,100      463,690    1,207,924    1,207,924    1,268,321     1,440,752     1,440,752     1,512,789
 84   39     4,100      491,179    1,331,668    1,331,668    1,398,251     1,592,800     1,592,800     1,672,440
 85   40     4,100      520,043    1,466,822    1,466,822    1,540,163     1,760,190     1,760,190     1,848,199
 86   41     4,100      550,350    1,614,252    1,614,252    1,694,964     1,944,420     1,944,420     2,041,641
 87   42     4,100      582,173    1,774,886    1,774,886    1,863,630     2,147,127     2,147,127     2,254,483
 88   43     4,100      615,586    1,949,672    1,949,672    2,047,156     2,370,097     2,370,097     2,488,602
 89   44     4,100      650,671    2,139,628    2,139,628    2,246,609     2,615,281     2,615,281     2,746,045
 90   45     4,100      687,509    2,345,768    2,345,768    2,463,057     2,884,804     2,884,804     3,029,044
 91   46     4,100      726,190    2,569,130    2,569,130    2,697,587     3,180,983     3,180,983     3,340,032
 92   47     4,100      766,804    2,816,691    2,816,691    2,929,358     3,508,319     3,508,319     3,648,652
 93   48     4,100      809,449    3,092,342    3,092,342    3,185,113     3,870,535     3,870,535     3,986,651
 94   49     4,100      854,227    3,400,869    3,400,869    3,468,886     4,271,900     4,271,900     4,357,338
 95   50     4,100      901,243    3,748,285    3,748,285    3,785,768     4,717,327     4,717,327     4,764,501
 96   51     4,100      950,610    4,142,595    4,142,595    4,142,595     5,212,491     5,212,491     5,212,491
 97   52     4,100    1,002,446    4,577,943    4,577,943    4,577,943     5,759,190     5,759,190     5,759,190
 98   53     4,100    1,056,873    5,058,601    5,058,601    5,058,601     6,362,787     6,362,787     6,362,787
 99   54     4,100    1,114,022    5,589,283    5,589,283    5,589,283     7,029,204     7,029,204     7,029,204
100   55     4,100    1,174,028    6,175,197    6,175,197    6,175,197     7,764,979     7,764,979     7,764,979
101   56         0    1,232,729    6,360,350    6,360,350    6,360,350     7,997,826     7,997,826     7,997,826
102   57         0    1,294,366    6,551,161    6,551,161    6,551,161     8,237,760     8,237,760     8,237,760
103   58         0    1,359,084    6,747,695    6,747,695    6,747,695     8,484,893     8,484,893     8,484,893
104   59         0    1,427,038    6,950,126    6,950,126    6,950,126     8,739,440     8,739,440     8,739,440
105   60         0    1,498,390    7,158,630    7,158,630    7,158,630     9,001,623     9,001,623     9,001,623

                                   APPENDIX B
                  EXAMPLES OF CALCULATION OF SURRENDER CHARGE

                      Charges for $3,000 Partial Surrender

Consider a Policy with $200,000 Specified Amount, with $10,000 in Accumulated Value, with a $6,000 Surrender Charge, and with no previous Partial Surrenders. If this Owner were to take a $3,000 Partial Surrender, the values would be as follows:


                        Before Surrender After Surrender
---------------------------------------  -------------------------- ------------


Specified Amount                         $200,000                   $195,500
Accumulated Value                        $10,000                    $5,500
Surrender Charge                         $6,000 (a)                 $4,500
Sum of all Previous Partial
Surrenders                               $0                         $3,000
Partial Surrender Amount                 $3,000                     N/A
Sum of the Partial Surrender Amount
and all Previous Partial Surrenders
                                         $3,000 (b)                 $3,000
Exclusion Percentage                     50%                        50%
Cash Surrender Value                     $4,000 (d)                 $1,000
Exclusion Percentage multiplied by
the Cash Surrender Value                 $2,000 (c)                 $500
Charge Assessed on Surrender             $1,500 (see below)         N/A
---------------------------------------  -------------------------- ------------

The Charge Assessed on Surrender is calculated, in symbols, as (a) x [(b) - (c)] / (d) = $6,000 x [$3,000 - $2,000] / $4,000 = $1,500. The charge will always be at least $25 but will never otherwise exceed the full Surrender Charge. The Specified Amount is reduced by the sum of the $3,000 Partial Surrender Amount and the $1,500 Charge Assessed on Surrender. The new Specified Amount is $200,000 - ($3,000 + $1,500) = $195,500.

The Accumulated Value is also reduced by the sum of the $3,000 Partial Surrender Amount and the $1,500 Charge Assessed on Surrender. The new Accumulated Value is $10,000 - ($3,000 + $1,500) = $5,500. The Surrender Charge is reduced by the $1,500 Charge Assessed on Surrender, $6,000 - $1,500 = $4,500. All future Surrender Charges are the Surrender Charges shown on the schedule page, reduced by the $1,500 assessed, but never less than zero. The Cash Surrender Value is always calculated as the Accumulated Value less the Surrender Charge. After the surrender, this would be $5,500 - $4,500 = $1,000.

Charges for $50,000 Decrease in Specified Amount Consider a Policy with $200,000 Specified Amount, with $10,000 in Accumulated Value, and with a $6,000 Surrender Charge. If this Owner were to decrease his Specified Amount by $50,000, the values would be as follows:

                         Before Decrease After Decrease
--------------------------------  -------------------------- -------------------
Specified Amount                  $200,000                   $150,000
Accumulated Value                 $10,000                    $8,500
Surrender Charge                  $6,000                     $4,500
Cash Surrender Value              $4,000                     $4,000
Charge Assessed on Decrease       $1,500 (see below)         N/A
--------------------------------  -------------------------- -------------------

The Surrender Charge assessed on a decrease in Specified Amount made within five years of the insurance segment is the pro-rata portion of surrender penalties in effect at the time of the decrease. For this $50,000 decrease on a $200,000 Specified Amount, we will assess a surrender charge of $50,000 (decrease amount) / $200,000 (Specified Amount) * $6,000 (Surrender Charge) = $1,500. The Specified Amount after the decrease is the Specified Amount before the decrease ($200,000) reduced by the amount of the decrease ($50,000) = $150,000. The Accumulated Value after the decrease is the $10,000 Accumulated Value before the decrease reduced by the $1,500 charge assessed = $10,000 - $1,500 = $8,500. The Surrender Charge after the decrease is the $6,000 Surrender Charge before the decrease reduced, pro-rata, by the 25% amount of the decrease = $6,000 - 25% * $6,000 = $4,500. All future Surrender Charges are reduced by the same 25%. The Cash Surrender Value is always calculated as the Accumulated Value less the Surrender Charge. After the decrease, this would be $8,500 - $4,500 = $4,000. As the charge reduces both the accumulated value and surrender charge in equal amounts, the Cash Surrender Value is designed not to change after a decrease in the Specified Amount.

                                     PART II
                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Pan-American Assurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

Company shall indemnify and hold harmless any director, officer, and employee now or hereafter serving the Company who was or is a party or is threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in the right of the Company, by reason of fact that he is or was a director, officer, employee, trustee, or is or was serving at the request of the Company as a director, officer, employee, trustee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, from and against all liability and expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, to the full extent permitted by applicable law. Such indemnification may, in the discretion of such action, suit, or proceeding, subject to the provisions of any applicable statute. CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the following papers and documents:

     The facing sheet.

     The Prospectus consisting of __ pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

1. Resolution of the Board of Directors of Pan-American Assurance Company (the "Company") establishing Pan-American Variable Life Separate Account.*

2.   Not applicable.

3.(a) Not applicable.

(b)  Form  of  Underwriting/Distribution   Agreement  between  the  Company  and
     Pan-American Financial Services, Inc.

(c)  Schedule of Sales Commissions.

4.   Not applicable.

5.(a) Flexible Premium Adjustable Variable Life Insurance Policy.

(b) Form of Terminal Illness Accelerated Benefit Rider.*

(c) Form of Additional Insured Rider.*

(d) Form of Disability Benefit Payment Rider.*

(e) Form of Guaranteed Insurability Rider.*

(f) Form of Dependent Children Insurance Rider.*

(g) Form of Waiver of Monthly Deduction Rider
6.(a)   Articles of Incorporation of the Company.*

  (b)   By-laws of the Company.*

7.   Not applicable.

8.(a) Form of participation agreement among MFS Variable Insurance Trust, Pan-American Assurance Company and Massachusetts Financial Services Company.

(b) Form of participation agreement between Pan-American Assurance Company, J.P. Morgan Series Trust II and J.P. Morgan Investment Management, Inc.

(c) Form of participation agreement among Pan-American Assurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Distributors, Inc.

(d) Form of participation agreement among Berger Institutional Products Trust, Berger LLC and Pan-American Assurance Company.

(e) Form of participation agreement between Pan-American Assurance Company and Dreyfus Investment Portfolios.

9.   Not applicable.

10.  Form of Policy Application.

11.  Not applicable.

B.   Not applicable.

C.   Not applicable.

2.   Opinion and Consent of Counsel.

3.   Not applicable.

4.   Not applicable.

5.   Not Applicable.

6.   Consent of Actuary.

7.   Consent of Independent Auditors.


* Incorporated by reference to Registrant's initial Registration Statement on Form S-6 (File No. 333-55230) filed electronically on February 8, 2001

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the in the City of New Orleans, State of Louisiana, on this 5th day of July, 2001.

                                   PAN-AMERICAN ASSURANCE COMPANY VARIABLE LIFE
                                   SEPARATE ACCOUNT
                                  (Registrant)


                                     By:/s/ Jan S. Jobe
                                        -----------------------------

                                     PAN-AMERICAN ASSURANCE COMPANY

Attest: /s/    William T. Steen
       --------------------------

Title: Senior Vice President, General Counsel & Corporate Secretary
       ------------------------------------------------------------

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                        Title                              Date
---------                        -----                              ----


/S/GEORGE FRANK PURVIS, JR         Senior Vice-President          07/05/01
--------------------------------                                   --------
George Frank Purvis, Jr.


/S/JAN SHERIDAN JOBE               President, Chief               07/05/01
------------------------------     Executive Officer              --------
Jan Sheridan Jobe

/S/LUIS ISIDRO INGLES, JR.         Vice-President, Investments
                                   and Treasurer                  07/06/01
------------------------------                                    --------
Luis Isidro Ingles, Jr.

/S/PEGGY BOUDREAUX SCOTT           Vice-President,
                                   Chief Financial Officer        07/09/01
---------------------                                             --------
Peggy Boudreaux Scott


/S/WILLIAM THIEL STEEN             Vice-President,
                                   General Counsel and            07/09/01
-----------------------            Corporate Secretary            --------
William Thiel Steen


/S/ EDWARD JAMES RAY III           Vice-President,
                                   Operations and Chief Actuary   07/09/01
-----------------------                                           --------
Edward James Ray III

/S/ANDREW MARK ERMAN               Vice-President
                                   and Actuary                    07/10/01
-----------------------                                           --------
Andrew Mark Erman

                                INDEX TO EXHIBITS

EX-99.A.3(b) Form of Underwriting/Distribution Agreement
EX-99.A.3(c) Schedule of Sales Commissions
EX-99.A.5(a) Flexible Premium Adjustable Variable Life Insurance Policy EX-99.A.5(g) Form of Waiver of Monthly Deduction Rider
EX-99.A.8(a) Forms of Participation Agreement among MFS Variable Insurance Trust, Pan-American Assurance Company and Massachusetts Financial Services Company.
EX-99.A.8(b) Form of participation agreement between Pan-American
Assurance Company, J.P. Morgan Series Trust II and J.P. Morgan Investment Management, Inc.
EX-99.A.8(c) Form of participation agreement among Pan-American Assurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Distributors, Inc. EX-99.A.8(d) Form of participation agreement among Berger Institutional Products Trust, Berger LLC and Pan-American Assurance Company.
EX-99.A.8(e) Form of participation agreement among Dreyfus
 EX-99.A.10 Form of Policy Application
EX-99.C.2 Opinion and Consent of Counsel
EX-99.C.6 Consent of Actuary
EX-99.C.7Consent of Independent Auditors